Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FibroBiologics, Inc.
455 E. Medical Center Blvd, Suite 300
Houston, TX 77598
https://fibrobiologics.com/

Up to $4,999,998.51 in Series B Preferred Stock at $1.69
Minimum Target Amount: $9,999.73

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FibroBiologics, Inc.
Address: 455 E. Medical Center Blvd, Suite 300, Houston, TX 77598
State of Incorporation: DE
Date Incorporated: April 08, 2021

Terms:

Equity

Offering Minimum: $9,999.73 | 5,917 shares of Series B Preferred Stock
Offering Maximum: $4,999,998.51 | 2,958,579 shares of Series B Preferred Stock
Type of Security Offered: Series B Preferred Stock
Purchase Price of Security Offered: $1.69
Minimum Investment Amount (per investor): $498.55

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest $25,000+ within the first 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest $1,000 within the next two weeks and receive 5% bonus shares

Amount-Based:

$25,000+ | Tier 1

Invest $25,000+ and receive 5% Bonus Shares.

$100,000+ | Tier 2

Invest $100,000+ and receive 10% Bonus Shares.

Loyalty Bonus:

Existing shareholders of FibroBiologics who have committed to making additional investment in this round will receive 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Fibrobiologics, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $1.69 / share, you will receive 100 shares of Series B Preferred Stock, meaning you'll own 110 shares for $169. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

FibroBiologics is a clinical-stage cell therapy company focused on developing and commercializing fibroblast cell-based and fibroblast cell-derived product candidates as therapeutics for patients suffering from chronic diseases with significant unmet medical needs. FibroBiologics was formed in April 2021 as a spinout from SpinalCyte, LLC, and transferred more than 150 patents that provide exclusive rights to develop fibroblasts in the diagnosis, treatment, prevention, and palliation of spinal diseases, disorders, or conditions; cancer; orthopedics diseases, disorders, or conditions; and multiple sclerosis. Since its formation, FibroBiologics has added additional patents to its portfolio, including utilization of fibroblasts for wound healing and extension-of-life. Additionally, SpinalCyte licensed certain other patents to Fibrobiologics that may indirectly affect its efforts. With this extensive fibroblasts technology platform we are pursuing treatments and/or cures for multiple sclerosis, degenerative disc disease, wound healing, and cancer, and potential extension-of-life applications including thymus and spleen involution reversal.

FibroBiologics, Inc. was originally formed as an LLC under the laws of the State of Texas on April 8, 2021 and then converted to a Delaware corporation on December 8, 2021.

Competitors and Industry

We believe the next generation of breakthrough treatments and/or cures will be discovered through cell therapy, gene therapy, or immunotherapy. While many companies in cell therapy are focused on stem cells, FibroBiologics is focused instead on utilizing fibroblasts and fibroblast-derived products as cell therapies. As we develop breakthrough treatments and/or cures, we compete with existing companies and emerging industries including pharmaceutical, orthopedic devices, regenerative medicine companies, biotech, and gene editing.

In degenerative disc disease, competitors include companies developing stem cell treatments for degenerative disc disease, such as Mesoblast, and existing orthopedic industry solutions including pain medicines, surgeries, devices and implants. We believe that our fibroblast-derived product candidate, CybroCell, is a better solution than existing alternatives because Fibroblasts may reduce the inflammation that causes pain and regenerate the disc to restore its natural function and improve the patient's mobility without the adverse effects of pain medicines and lengthy surgical recovery.

In multiple sclerosis, competitors include existing pharmaceutical/biotech companies such as Roche and Regeneron with existing approved treatments and product candidates in development to treat multiple sclerosis. We believe that our fibroblast-derived product candidate, CYMS101, is better than existing treatments because it may effectively delay the progression of the disease without the adverse effects of existing therapies, and may reverse the disease through regeneration of the myelin sheath.

In wound healing, there are many competitors offering products that treat difficult to heal wounds such as diabetic foot ulcers. We believe that our fibroblast-derived product candidate, CYW628, is a better solution than existing treatments because it will help close difficult to treat non-healing wounds faster, and at a lower overall price, than existing treatments.

Current Stage and Roadmap

FibroBiologics is a pre-revenue clinical stage biotech with product candidates ranging from pre-clinical research up to clinical trials. We have received IND clearance from the FDA, conditional upon approval of our master cell bank, to run a Phase 1/2 study for patients suffering from degenerative disc disease and will be completing this study within the United States. Our next steps include:

● building cell manufacturing processes and facilities and obtaining approval for a master cell bank,

● applying for 510K approval in a topical wound healing application,

● completing a Phase 1/2 clinical study in the United States for degenerative disc disease,

● identifying the mode of action for fibroblasts in treating multiple sclerosis and filing an IND for a Phase 2 clinical study, and

● initiating pre-clinical research studies in cancer and extension of life applications.

These activities will be completed over the next 1-3 years, contingent upon adequate funding. We will seek strategic partnerships at any point along the development path, but particularly as we complete Phase 2 clinical studies and prepare for Phase 3 clinical trials.

The Team

Officers and Directors

Name: Robert Hoffman

Robert Hoffman's current primary role is with Kintara Therapeutics. Robert Hoffman currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: Director, Audit Committee Chair, Compensation Committee Chair. Currently receives compensation of $55,000 a year. Earns 20,000 stock options annually.

Other business experience in the past three years:

- **Employer:** Kintara Therapeutics
  Title: President, CEO and Chairman of the Board
  Dates of Service: November, 2021 - Present
  Responsibilities: Responsible for overall direction of the Company

Other business experience in the past three years:

- **Employer:** Heron Therapeutics
  Title: CFO
  Dates of Service: April, 2017 - November, 2020
  Responsibilities: Finance and administration

Name: Victoria Niklas

Victoria Niklas's current primary role is with Oak Hill Bio. Victoria Niklas currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: Director, Audit Committee Member, Nominating Committee

Member. Currently receives compensation of $48,000 a year and 20,000 stock options annually.

Other business experience in the past three years:

- **Employer:** Oak Hill Bio
  Title: Chief Medical Officer
  Dates of Service: January, 2022 - Present
  Responsibilities: Typical duties of a Chief Medical Officer at biotech company

Other business experience in the past three years:

- **Employer:** David Geffen School of Medicine
  Title: Visiting Professor of Clinical Pediatrics
  Dates of Service: February, 2020 - Present
  Responsibilities: Global program leader for plasma derived therapies unit and rare genetics and hematology therapeutic unit

Other business experience in the past three years:

- **Employer:** Prolacta Bioscience
  Title: Vice President, Innovation and Medical Communication and Chief Medical and Scientific Officer
  Dates of Service: January, 2016 - March, 2020
  Responsibilities: Typical duties for a vice president of innovation and medical communication and for chief medical and scientific officer at biotech company

Other business experience in the past three years:

- **Employer:** Takeda Pharmaceuticals
  Title: Senior Director/Vice President, Global Program Leader
  Dates of Service: February, 2020 - January, 2022
  Responsibilities: Global program leader for plasma derived therapies unit and rare genetics and hematology therapeutic unit

Name: Stacy Coen

Stacy Coen's current primary role is with ImmunoGen. Stacy Coen currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July, 2021 - Present

Responsibilities: Director, Nominating Committee Chair, Compensation Committee Member. Currently receives compensation of $51,000 a year and earns 20,000 stock options annually

Other business experience in the past three years:

- **Employer:** ImmunoGen
  Title: SVP, Chief Business Officer
  Dates of Service: June, 2020 - Present
  Responsibilities: Member of the executive team and responsible for: corporate strategy, business development, alliance management, program management, competitive intelligence and corporate planning.

Other business experience in the past three years:

- **Employer:** Editas Medicine
  Title: VP, Business Development
  Dates of Service: November, 2017 - May, 2020
  Responsibilities: Description of Role: responsible for business development and alliance

Name: Richard Cilento Jr.

Richard Cilento Jr.'s current primary role is with GlycosBio, Inc.. Richard Cilento Jr. currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2021 - Present
  Responsibilities: Director, Audit Committee Member. Currently receives compensation of $43,000 a year and earns 20,000 stock options annually

Other business experience in the past three years:

- **Employer:** GlycosBio, Inc.
  Title: Chairman and CEO
  Dates of Service: December, 2009 - Present
  Responsibilities: Typical duties of a CEO

Name: Matthew Link

Matthew Link's current primary role is with Orion Healthcare Advisors, LLC. Matthew Link currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Director, Compensation Committee Member, Nominating Committee Member. Currently receives compensation of $46,000 a year and earns 20,000 stock options annually

Other business experience in the past three years:

- **Employer:** Orion Healthcare Advisors, LLC
  Title: Managing Partner
  Dates of Service: February, 2021 - Present
  Responsibilities: Healthcare advisory services and consulting

Other business experience in the past three years:

- **Employer:** NuVasive, Inc.
  Title: President
  Dates of Service: May, 2006 - December, 2020
  Responsibilities: General Manager of three core business units

Name: Peter O'Heeron

Peter O'Heeron's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO
  Dates of Service: August, 2021 - Present
  Responsibilities: Typical CEO responsibilities. Currently takes a salary of $600,000 a year.

- **Position:** Chairman of Board
  Dates of Service: April, 2021 - Present
  Responsibilities: Chairman duties

Other business experience in the past three years:

- **Employer:** FibroGenesis
  Title: Founder/CEO
  Dates of Service: January, 2008 - April, 2021
  Responsibilities: Typical CEO duties

Name: Mark Andersen

Mark Andersen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: May, 2022 - Present
  Responsibilities: Typical CFO duties. Currently takes a salary of $325,000 a year.

Other business experience in the past three years:

- **Employer:** Indiana Biosciences Research Institute
  Title: CFO and VP Administration
  Dates of Service: May, 2016 - May, 2022
  Responsibilities: CFO and VP Administration

Name: Hamid Khoja

Hamid Khoja's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientific Officer
  Dates of Service: August, 2021 - Present
  Responsibilities: Lead the company's scientific research and development efforts

Other business experience in the past three years:

- **Employer:** Covaris
  Title: Principal Scientist
  Dates of Service: March, 2009 - August, 2021
  Responsibilities: He provided long-term strategic applications proposals to the CEO, managed external collaborations for product and applications development, assessed new technologies for acquisition and OEM opportunities, and presented posters and presentations at numerous scientific conferences.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series B Preferred Stock in the amount of up to $5 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series B Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage for all of our product candidates and will need to conduct clinical trials, develop cell productions capabilities, and obtain FDA, or similar agency outside the U.S., approval before we can begin marketing and selling products. Delays or cost overruns in the development of our product candidates and failure of the product candidates to achieve successful clinical outcomes or regulatory approval may be caused by, among other things, unanticipated technological hurdles, failure to generate positive clinical trial outcomes, difficulties in cell production or manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our results of operations or our ability to generate future revenues.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns more than 150 issued/pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Convertible Note Debt
The Company anticipates that holders of convertible debt will elect to convert to equity or extend the maturity for another year rather than repayment at maturity. If the holders of the 2022 convertible notes do not elect conversion or extension at maturity, the Company will have to repay the principal and interest at maturity and the intended Use of Proceeds will have to be modified accordingly.

Pre-Revenue
FibroBiologics, Inc. was formed on April 8, 2021 and is a pre-revenue, clinical development stage company. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FibroBiologics, Inc. has incurred net losses and has not generated any revenue since inception. There is no assurance that we will generate revenue or be profitable in future years or generate sufficient net income to pay dividends to the holders of the shares.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
SpinalCyte, LLC (Controlled by Peter O'Heeron)	35,000,000	Series A Preferred Stock	100.0%

The Company's Securities

The Company has authorized Preferred Stock, Series A Preferred Stock, December 2021 Convertible Notes, April 2022 Convertible Notes, January 2022 Convertible Note, Non-voting Common Stock, and Series B Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,958,579 of Series B Preferred Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

To be determined once rights and preferences are designated.

Material Rights

Additional shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the "Preferred Stock Designation"), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

1. the designation of the series, which may be by distinguishing number, letter or title,

2. the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding),

3. the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative,

4. the dates on which dividends, if any, shall be payable,

5. the redemption rights and price or prices, if any, for shares of the series,

6. the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series,

7. the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation,

8. whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

9. restrictions on the issuance of shares of the same series or any other class or series,

10. the voting rights, if any, of the holders of shares of the series generally or upon specified events, and

11. any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in he resolution or resolutions providing for the issuance of such Preferred Stock. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

Series A Preferred Stock

The amount of security authorized is 35,000,000 with a total of 35,000,000 outstanding.

Voting Rights

Subject to the rights of the holders of other classes or series of Preferred Stock and except as otherwise provided by applicable law, the holders of Series A Preferred Stock and Series B shall have the right to vote on any matter to be voted on by the stockholders of the Corporation, in each case, voting together as a single class with each share representing one vote

Material Rights

Ranking. The Series A Preferred Stock shall rank pari passu to the Series B Preferred Stock, and senior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise. The Series B Preferred Stock shall rank pari passu to the Series A Preferred Stock and prior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise.

Liquidation. Series A Preferred Stock has certain liquidation preferences. Please see exhibit F for additional detail.

Conversion. Series A Preferred shares shall convert to Common Stock under certain cirmcustances. Please see exhibit F for additional detail.

Transfer Restrictions and Co-Sale Rights: All shares of the Company are subject to certain transfer restrictions and Co-Sale rights. Please see exhibit F for additional detail.

Termination in event of IPO: The Series A Preferred Stock will be terminated in the event of an IPO/direct listing/sale of the company. Please see exhibit F for additional detail.

December 2021 Convertible Notes

The security will convert into Equity securities (see material terms) and the terms of the December 2021 Convertible Notes are outlined below:

Amount outstanding: $1,375,847.00
Maturity Date: December 02, 2023
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: $200,000,000.00
Conversion Trigger: Qualified Financing event - $10 million or more

Material Rights

The amount reflects accrued interest through November 30, 2022 and maturity of December 2, 2023 is an assumed date because maturity is tied to an IPO transaction.

1. All outstanding principal and accrued but unpaid interest on this Convertible Promissory Note (this “Note”) shall be due and payable in full within 60 days of the Company's Initial Public Offering Closing (the “Maturity Date”), or such earlier time as provided in Section 3 and Section 5 hereof. If this Note is converted into stock, the

Holder will be entitled to registration of shares derived from the conversion six months post-IPO closing.

2. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first tO aGcrued interest, and thereafter to principal.

3. In the event that the Company issues and sells shares of its capital stock (“Equity Securities”) to investors (the “Investors”) while this Note remains outstanding in an equity financing that results in the Company receiving new cash proceeds in an amount not less than $10,000,000 (excluding the conversion of the Note or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a “Qualified Financing”), then the outstanding principal amount of this Note and any unpaid accrued interest thereon shall automatically convert in whole without any further action by the Holder into the Equity Securities sold in the Qualified Financing at a conversion price equal to a

$200,000,000 pre-money valuation on a fully diluted basis immediately prior to the Qualified Financing such that the Equity Securities held by the Holder upon conversion will equal amount of Convertible Note/$200,000,000 (before adjusting for accrued interest) of the outstanding capital stock of the Company prior to the dilution for the Qualified Financing. The issuance of Equity Securities upon the conversion of this Note pursuant to this paragraph shall be upon, and subject to, the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.

4. Following the Maturity Date, unless this Note has been converted in accordance with the terms of Section 3 above or paid in full pursuant to Sections 5 or 6 below, then, upon the election of the Holder of the Convertible Note (the “fielder”), shall be entitled to:

(a) receive payment in cash in full of the outstanding principal amount of this Note, together will all accrued but unpaid interest thereon, within ten (10) business days after notice is provided to the Company; or (b) extend the Maturity Date for a period of one (1) year.

5. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash the outstanding principal amount of this Note plus any accrued but unpaid accrued interest thereon. For purposes of this Note, a“Change of Control’ means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or

substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. For the avoidance of doubt, a distribution of the equity of the Company to the equity holders of the parent company of the Company shall not be a Change of Control. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

6. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 9.(b) or 9(c)), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

(a) The Company fails to pay any of the principal amount and accrued interest due under this Note, or any other Convertible Promissory Notes of the Company, when such payment is due pursuant to the terms of this Note;

(b) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

April 2022 Convertible Notes

The security will convert into Equity securities (see material terms) and the terms of the April 2022 Convertible Notes are outlined below:

Amount outstanding: $4,097,115.00
Maturity Date: April 01, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $200,000,000.00
Conversion Trigger: Qualified Financing event - $10 million or more

Material Rights

The amount includes accrued interest through November 30, 2022.

1. All outstanding principal and accrued but unpaid interest on this Convertible Promissory Note (this "Note") shall be due and payable in full within 60 days of the Company's Initial Public Offering Closing (the "Maturity Date"), or such earlier time as provided in Section 3 and Section 5 hereof. If this Note is converted into stock, the Holder will be entitled to registration of shares derived from the conversion six months post-IPO closing.

2. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal.

3. In the event that the Company issues and sells shares of its capital stock ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing that results in the Company receiving new cash proceeds in an amount not less than $10,000,000 (excluding the conversion of the Note or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note may be converted at Holder's request in whole into the Equity Securities sold in the Qualified Financing at a conversion price equal to a

15% discount to the financing round or a $200,000,000 pre-money valuation whichever is less on a fully diluted basis immediately prior to the Qualified Financing such that the Equity Securities held by the Holder upon conversion will equal amount of Convertible Note/$200,000,000 (before adjusting for accrued interest) of the outstanding capital stock of the Company prior to the dilution for the Qualified Financing. The issuance of Equity Securities upon the conversion of this Note pursuant to this paragraph shall be upon, and subject to, the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.

4. Following the Maturity Date, unless this Note has been converted in accordance with the terms of Section 3 above or paid in full pursuant to Sections 5 or 6 below, then, upon the election of the Holder of the Convertible Note (the "Holder"), shall be entitled to:

(a) receive payment in cash in full of the outstanding principal amount of this Note, together will all accrued but unpaid interest thereon, within ten (10) business days after notice is provided to the Company; or

(b) extend the Maturity Date for a period of one (1) year.

5. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash the outstanding principal amount of this Note plus any accrued but unpaid accrued interest thereon. For purposes of this Note, a "Change of Control" means (i) a

consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. For the avoidance of doubt, a distribution of the equity of the Company to the equity holders of the parent company of the Company shall not be a Change of Control. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

6. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 9.(b) or 9(c)), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

(a) The Company fails to pay any of the principal amount and accrued interest due under this Note, or any other Convertible Promissory Notes of the Company, when such payment is due pursuant to the terms of this Note;

(b) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

The security will convert into Equity securities (see material terms) and the terms of the January 2022 Convertible Note are outlined below:

Amount outstanding: $367,663.00
Maturity Date: January 27, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $200,000,000.00
Conversion Trigger: Qualified Financing event - $10 million or more

Material Rights

The amount includes interest accrued through November 30, 2022.

1. All outstanding principal and accrued but unpaid interest on this Convertible Promissory Note (this "Note") shall be due and payable in full within 60 days of the Company's Initial Public Offering Closing (the "Maturity Date"), or such earlier time as provided in Section 3 and Section 5 hereof. If this Note is converted into stock, the Holder will be entitled to registration of shares derived from the conversion six months post-IPO closing.

2. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal.

3. In the event that the Company issues and sells shares of its capital stock ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing that results in the Company receiving new cash proceeds in an amount not less than $10,000,000 (excluding the conversion of the Note or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note may be converted at Holder's request in whole into the Equity Securities sold in the Qualified Financing at a conversion price equal to a

15% discount to the financing round or a $200,000,000 pre-money valuation whichever is less on a fully diluted basis immediately prior to the Qualified Financing such that the Equity Securities held by the Holder upon conversion will equal amount of Convertible Note/$200,000,000 (before adjusting for accrued interest) of the outstanding capital stock of the Company prior to the dilution for the Qualified Financing. The issuance of Equity Securities upon the conversion of this Note pursuant to this paragraph shall be upon, and subject to, the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.

4. Following the Maturity Date, unless this Note has been converted in accordance with the terms of Section 3 above or paid in full pursuant to Sections 5 or 6 below, then, upon the election of the Holder of the Convertible Note (the "Holder"), shall be entitled to:

(a) receive payment in cash in full of the outstanding principal amount of this Note, together will all accrued but unpaid interest thereon, within ten (10) business days after notice is provided to the Company; or

(b) extend the Maturity Date for a period of one (1) year.

5. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash the outstanding principal amount of this Note plus any accrued but unpaid accrued interest thereon. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. For the avoidance of doubt, a distribution of the equity of the Company to the equity holders of the parent company of the Company shall not be a Change of Control. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

6. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 9.(b) or 9(c)), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

(a) The Company fails to pay any of the principal amount and accrued interest due under this Note, or any other Convertible Promissory Notes of the Company, when such payment is due pursuant to the terms of this Note;

(b) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

Non-voting Common Stock

The amount of security authorized is 250,000,000 with a total of 162,922,658 outstanding.

Voting Rights

There are no voting rights associated with Non-voting Common Stock.

Material Rights

The total amount outstanding includes 49,595,000 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 405,000 of shares to be issued pursant to stock options issued.

Dividend Rights

Holders of Non-voting Common Stock have certain dividend rights. Please see exhibit F for additional detail.

Liquidation Rights

Holders of Non-voting Common Stock have certain liquidation rights. Please see exhibit F for additional detail.

Transfer Restrictions and Co-Sale Rights: All shares of the Company are subject to certain transfer restrictions and Co-Sale rights. Please see exhibit F for additional detail.

Series B Preferred Stock

The amount of security authorized is 10,000,000 with a total of 1,526,627 outstanding.

Voting Rights

Subject to the rights of the holders of other classes or series of Preferred Stock and except as otherwise provided by applicable law, the holders of Series A Preferred Stock and Series B shall have the right to vote on any matter to be voted on by the stockholders of the Corporation, in each case, voting together as a single class with each share representing one vote.

Material Rights

Ranking. The Series A Preferred Stock shall rank pari passu to the Series B Preferred Stock, and senior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise. The Series B Preferred Stock shall rank pari passu to the Series A Preferred Stock and prior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise.

Liquidation. Series B Preferred Stock has certain liquidation preferences. Please see exhibit F for additional detail.

Conversion. Series B Preferred shares shall convert to Common Stock under certain cirmcustances. Please see exhibit F for additional detail.

Transfer Restrictions and Co-Sale Rights. All shares of the Company are subject to certain transfer restrictions and Co-Sale rights. Please see exhibit F for additional detail.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The Company anticipates that holders of convertible debt will elect to convert to equity or extend

the maturity for another year rather than repayment at maturity. In the event that a conversion to equity occurs this will result in further dilution to current investors.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,300,000.00
  Use of proceeds: Ongoing operations of the Company
  Date: December 01, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $3,950,000.00
  Use of proceeds: Ongoing operations of the Company
  Date: April 01, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $350,000.00
  Use of proceeds: Ongoing operations of the Company
  Date: January 01, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 112,717,658
  Use of proceeds: No money was raised. It was a distribution of shares to the parent company, SpinalCyte LLC, which in turn distributed the shares to its members.
  Date: August 18, 2022

Offering exemption relied upon: It was not a raise, but simply a distribution of shares to the parent company

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 35,000,000
  Use of proceeds: No money was raised from this issuance. It was an issuance of Series "A" preferred stock to the parent at formation of FibroBiologics in exchange for the intellectual property transferred from the parent.
  Date: April 08, 2021
  Offering exemption relied upon: It was not a raise, but simply a distribution of shares to the parent company

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,150,000.00
  Number of Securities Sold: 1,526,627
  Use of proceeds: ongoing operations of the company
  Date: December 23, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

FibroBiologics is a clinical-stage cell therapy company. The pathway to revenue generation includes conducting clinical trials, which typically take years to complete. The Company anticipates licensing near term product offerings within the next 18 months to develop a revenue stream while progressing its product candidates through research studies and clinical trials toward FDA approval, and while raising additional capital from investors.

Foreseeable major expenses based on projections:

Research and development expenses are expected to increase significantly as product candidates move from pre-clinical to clinical stage development and Phase 1, Phase 2, and Phase 3 clinical trials are initiated on the path to obtain regulatory approval. In addition, the Company will have to expand its research and cell manufacturing facilities to conduct the research studies and supply clinical trials. Finally, the Company will likely incur additional expenses to establish the general and administrative functions required to support these operations.

Future operational challenges:

FibroBiologics will likely be challenged to hire the scientific research staff and engage clinical development resources to progress product candidates from preclinical studies through clinical trials. The Company will compete for talented scientists with relevant experience in developing cell therapies and for limited resources in external clinical research organizations (CROs) to recruit patients and conduct these clinical trials.

Future challenges related to capital resources:

The Company will likely need to continue raising capital from investors and strategic partners to fund contemplated investments in research laboratory facilities, cell manufacturing capabilities, preclinical studies, clinical trials, and general and administrative capabilities to progress each of its product candidates toward product approval and commercialization activities. The path to product approval, if achieved, for each product candidate typically takes several years and the phases 1-3 clinical trials require significant capital investments. During this time period, the company will aggressively seek out licensing opportunities for pipeline products.

Future milestones and events:

The completion of each phase 1, phase 2, and phase 3 clinical trial for each product candidate are significant milestones, with each completion providing data that will inform a go/no go decision and change the likelihood of ultimately developing a successful therapeutic product. A more near-term milestone will be the development of cell manufacturing capabilities that will enable the Company to initiate a phase 1/2 clinical study. Another near-term milestone will be the determination of whether the FDA permits the Company to pursue a 510K approval for the use of fibroblasts in certain wound healing applications.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2022, the Company has capital resources available in the form of $1,289,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the ongoing research & development and administrative costs of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for six months. This is based on a current monthly burn rate of $300,000 for expenses related to ongoing research & development and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $300,000 for expenses related to ongoing research & development and administrative costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Regulation A offering or an initial public offering for $20-50 million to enable increased investment in clinical trials for our product candidates.

Indebtedness

- **Creditor:** Certain Holders of December 2021 Convertible Notes

Amount Owed: $1,300,000.00
Interest Rate: 6.0%
Maturity Date: December 02, 2022
Please see Company Securities section for material terms.

- **Creditor:** Holders of April 2022 Convertible Notes
  Amount Owed: $3,950,000.00
  Interest Rate: 6.0%
  Maturity Date: April 01, 2023
  See Company Securities section for material terms.

- **Creditor:** Holders of January 2022 Convertible Note
  Amount Owed: $350,000.00
  Interest Rate: 6.0%
  Maturity Date: January 27, 2023
  See Company Securities section for material terms.

Related Party Transactions

- **Name of Entity:** SpinalCyte, LLC
  Names of 20% owners: Pete O'Heeron
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: SpinalCyte, LLC, transferred to FibroBiologics certain intellectual property in exchange for equity as part of FibroBiologics' formation and initially owned 100% of FibroBiologics.
  Material Terms: FibroBiologics issued 35,000,000 Series "A" Preferred Stock shares to SpinalCyte, LLC, which were tendered pursuant to the formation of FibroBiologics in exchange for the contribution of certain in-process research and development and patent assets through Patent Assignment and Intellectual Property Cross-License Agreements. The Patent Assignment Agreement transferred the right, title and interest in and to certain patents from SpinalCyte, LLC to FibroBiologics for further development and commercialization. The Intellectual Property Cross-License Agreement grants to FibroBiologics exclusive rights to patents owned by SpinalCyte, LLC, in a limited field of use, which includes the diagnosis, treatment, prevention and palliation of a) spinal diseases, disorders, or conditions, b) cancer, c) orthopedics diseases, disorders or conditions, and d) multiple sclerosis. The Intellectual Property Cross-License Agreement also grants to SpinalCyte, LLC, exclusive rights to patents transferred to FibroBiologics, in a limited field of use, which includes all fields of use other than the diagnosis, treatment, prevention and palliation of a) spinal diseases, disorders, or conditions, b) cancer, c) orthopedics diseases, disorders or conditions, and d) multiple sclerosis.

- **Name of Entity:** SpinalCyte, LLC
  Names of 20% owners: Pete O'Heeron

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: FibroBiologics loaned $300,000 to SpinalCyte, LLC during 2022.
Material Terms: In July 2022, the Company loaned $300,000 to the Parent on a one-year note bearing no interest.

- **Name of Entity:** SpinalCyte, LLC
  Names of 20% owners: Pete O'Heeron
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: SpinalCyte, LLC will exchange its Series "A" Preferred Stock in FibroBiologics, which is solely held by SpinalCyte, LLC, with $35 million liquidation preference and a five-year right of first negotiation to SpinalCyte, LLC's technology for 15% of the gross proceeds from any equity raised by FibroBiologics prior to an IPO, Direct Listing, or Sale of the Company.
  Material Terms: In exchange for SpinalCyte, LLC's agreement to amend the certificate of incorporation to a) eliminate upon IPO, Direct Listing, or Sale of the Company the Series "A" Preferred Stock $35 million liquidation preference b) make the Series "B" Preferred Stock liquidation preference equal to Series "A" Preferred Stock and c) to provide that upon IPO, Direct Listing, or Sale of the Company Series "A" Preferred Stock will be canceled for no consideration, FibroBiologics will agree, on the terms described in this Agreement, to provide to SpinalCyte, LLC 15% of the proceeds from any equity investments in FibroBiologics prior to an IPO, Direct Listing, or Sale of the Company. In addition, FibroBiologics will receive a five-year right of first negotiation if SpinalCyte, LLC decides to license externally any of its technology.

Valuation

Pre-Money Valuation: $252,568,627.48

Valuation Details:

Previous Securities Sales:

The Company issued $4.3 million of convertible notes from January through April 2022. These notes were issued with a valuation cap of $200 million, and the notes may be converted at a 15% discount. The $200 million valuation cap was the Company's estimate of its valuation at the time the convertible notes were issued, and the issuance of these convertible notes is the most recent transaction that we can reference.

Intellectual Property Portfolio:

The Company has over 150 patents issued/pending in its intellectual property portfolio. The fields of use for these patents include the diagnosis, treatment, prevention and palliation of a) spinal diseases, disorders, or conditions, b) cancer, c) orthopedics diseases, disorders or conditions, and d) multiple sclerosis, along with more recent applications in wound healing and extension of life. We believe these patents enable us to develop potential solutions for degenerative disc disease, multiple sclerosis, wound healing, cancer and extension of life, each of which represent substantial market opportunities in areas with significant unmet therapeutic needs.

Comparable Companies:

We engaged a valuation consultant to help us estimate the market value of the Company based upon the valuations of a number of comparable public companies pursuing similar indications, and similarly situated as pre-revenue, clinical development stage companies. The market cap valuations of these comparable companies range from $69 million at the low end to nearly $1.8 billion at the high end, with a median market cap of $800 million. We note that many of the companies on our list are pursuing a narrower set of indications and have a more limited intellectual property portfolio. We further considered additional factors that could affect comparability including relative size of opportunity, strength of team, product/technology, sales channels/opportunities, competition, and need for additional funds. We also recognized the need to discount 40-45% from comparable public company valuations for our equity's restricted marketability and lack of control for the investors participating in this round of financing.

Summary of Valuation:

In summary, we chose a pre-money valuation that is higher than what was assumed in our most recent round of financing when we issued convertible debt but significantly discounted in comparison to the most recent third-party valuation of the company, which assumed marketability and control.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

In making this calculation we have not assumed (i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $5,840,625 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.73 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees.

If we raise the over allotment amount of $4,999,998.51, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  50.0%
  We will use 50% of the funds raised for research & development activities including research personnel compensation; research studies and clinical trials; patent filing/maintenance; lab facilities, equipment, supplies and maintenance; scientific advisory board; travel expenses; and external consultants.

- *Administration*
  43.5%
  We will use 44.5% of the funds for administrative activities including administrative personnel compensation; external consultants; headquarters facility; legal and accounting; marketing and public relations; board of directors; travel and entertainment; and ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  StartEngine Service Fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://fibrobiologics.com/ (Fibrobiologics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fibrobiologics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FibroBiologics, Inc.

[See attached]

FibroBiologics, Inc.

Annual Carve-Out Financial Statements

and

Notes to the Carve-Out Financial Statements as of December 31, 2021 and 2020

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors,
FibroBiologics, Inc.:

Opinion on the Financial Statements

We have audited the accompanying carve-out balance sheets of FibroBiologics, Inc. (the "Company") as of December 31, 2021 and 2020, and the related carve-out statements of operations, changes in stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2021 and the related notes (collectively referred to as the "carve-out financial statements"). In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying carve-out financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the carve-out financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The carve-out financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These carve-out financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

WithumSmith+Brown, PC

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

October 21, 2022

FibroBiologics, Inc.

Carve-Out Balance Sheets

(in thousands, except shares and per share data)

	December 31,			
	2021		2020	
Assets				
Current assets				
Cash and cash equivalents	$	407	$	—
Prepaid expenses		37		—
Other current assets		24		—
Total current assets		468		—
Total assets	$	468	$	—
Liabilities and stockholders' deficit				
Current liabilities				
Accounts payable and accrued expenses	$	233	$	—
Parent company payable		225		—
Convertible notes payable		1,300		—
Total current liabilities		1,758		—
Total liabilities		1,758		—
Stockholders' deficit				
Net Parent investment		1,461		1,169
Preferred Stock, $0.00001 par; 50,000,000 total shares authorized; 35,000,000 Series "A" Preferred shares authorized, issued and outstanding as of December 31, 2021; no shares authorized or issued and outstanding as of December 31, 2020		—		—
Non-voting Common Stock, $0.00001 par; 250,000,000 shares authorized and no shares issued and outstanding as of December 31, 2021; no shares authorized or issued and outstanding as of December 31, 2020		—		—
Accumulated deficit		(2,751)		(1,169)
Total stockholders' deficit		(1,290)		—
Total liabilities and stockholders' deficit	$	468	$	—

The accompanying notes are an integral part of these carve-out financial statements.

FibroBiologics, Inc.

Carve-Out Statements of Operations

(in thousands, except shares and per share data)

	Year Ended December 31,	
	2021	2020
Operating expenses:		
Research and development	$ 521	$ 669
General, administrative and other	1,057	500
Total operating expenses	1,578	1,169
Loss from operations	(1,578)	(1,169)
Interest expense	(4)	—
Loss before tax	(1,582)	(1,169)
Income tax expense	—	—
Net loss	$ (1,582)	$ (1,169)
Net loss per share, basic and diluted	$ (0.05)	$ (0.03)
Weighted-average shares outstanding, basic and diluted	35,000,000	35,000,000

The accompanying notes are an integral part of these carve-out financial statements.

FibroBiologics, Inc.

Carve-Out Statements of Changes in Stockholders' Deficit

(in thousands, except shares)

For the Years Ended December 31. 2021 and 2020

	Net Parent Investment	Series "A" Preferred Shares	Non-voting Common Stock	Accumulated Deficit	Total Stockholders' Deficit
Balance – January 1, 2020	$ —	—	—	$ —	$ —
Capital contributions	1,169	—	—	—	1,169
Net loss	—	—	—	(1,169)	(1,169)
Balance – December 31, 2020	$ 1,169	—	—	$ (1,169)	$ —
Issuance of Series “A” Preferred shares	—	35,000,000	—	—	—
Capital contributions	292	—	—	—	292
Net loss	—	—	—	(1,582)	(1,582)
Balance – December 31, 2021	$ 1,461	35,000,000	—	$ (2,751)	$ (1,290)

The accompanying notes are an integral part of these carve-out financial statements.

FibroBiologics, Inc.

Carve-Out Statements of Cash Flows

(in thousands)

	Year Ended December 31,	
	2021	2020
Cash flows from operating activities		
Net loss	$ (1,582)	$ (1,169)
Changes in operating assets and liabilities:		
Change in prepaid expenses	(37)	—
Change in accounts payable and accrued expenses	233	—
Change in other current assets	(24)	—
Net cash used in operating activities	**(1,410)**	**(1,169)**
Cash flows from financing activities		
Proceeds from borrowing from Parent	975	—
Repayments to Parent	(750)	—
Proceeds from net Parent investment	292	1,169
Proceeds from issuance of convertible notes	1,300	—
Net cash provided by financing activities	**1,817**	**1,169**
Net increase in cash and cash equivalents	$ 407	$ —
Cash and cash equivalents, beginning of year	—	—
Cash and cash equivalents, end of year	$ 407	$ —
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$ —	$ —
Cash paid for interest	$ —	$ —

The accompanying notes are an integral part of these carve-out financial statements.

1. Organization, Description of Business, and Liquidity

Organization and Business

FibroBiologics, Inc. (the "Company", "FibroBiologics") was originally formed as an LLC under the laws of the State of Texas on April 8, 2021 ("Inception") and then converted to a Delaware corporation on December 8, 2021. FibroBiologics is a preclinical-stage, regenerative medicine company headquartered in Houston, Texas, developing innovative treatments for chronic diseases using fibroblast cells. The Company's primary focus is the initiation and progression of preclinical studies and clinical-stage FDA trials related to fibroblast treatments for Degenerative Disc Disease, Multiple Sclerosis, Cancer, Wound Healing and other diseases. Prior to Inception, preclinical research and development related to these disease pathways took place under our parent company, SpinalCyte, LLC (the "Parent", "FibroGenesis").

Going Concern and Management's Plan

The Company has incurred operating losses since Inception and expects such losses to continue in the future as it builds infrastructure, develops intellectual property and conducts research and development activities. The Company has primarily relied on a combination of angel investors and private debt placements to funds its operations. As of December 31, 2021, the Company had an accumulated deficit of $2,751 thousand and cash and cash equivalents of $407 thousand. A transition to profitability will depend on the successful development, approval and commercialization of product candidates and on the achievement of sufficient revenues to support our cost structure. The Company currently does not generate revenues and may never achieve profitability. Unless and until such time that we generate revenue and net income, the Company will need to continue to raise additional capital. As further described in Note 7, management has entered into a share purchase agreement as of November 12, 2021. In the event of an initial public offering on a nationally recognized U.S. stock exchange, this agreement will provide the Company with access to additional liquidity. The Company will need to raise additional capital to fund its current operating plan for at least the next 12 months from the date of issuance of these Carve-Out Financial Statements. These factors raise substantial doubt about the entity's ability to continue as a going concern.

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. The chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. The Company operates and manages its business as a single operating segment and therefore one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation

Throughout the majority of the periods covered by the Carve-Out Financial Statements, the Company operated as a line of business of FibroGenesis rather than as a separate stand-alone entity. Consequently, stand-alone financial statements were not historically prepared for FibroBiologics. These Carve-Out Financial Statements have been prepared in connection with the formation and planned public listing of FibroBiologics, and are derived from the historical accounting records of the Parent. All expenses, assets, and liabilities directly associated with the business activity of the Company as well as certain allocations from the Parent are included in the Carve-Out Financial Statements. Such allocations include the Company's portion of general and administrative expenses and research and development expenses originally incurred by the Parent for the disease pathways now pursued by FibroBiologics.

The expense allocations were determined by management and derived from the number of patents transferred to the Company through the patent transfer and assignment agreement between FibroBiologics and FibroGenesis. Patents were determined to be the most reasonable basis for allocation because patent development is the main driver of business activity for each entity during the preclinical phase, and they are the strongest proxy for expenses incurred by the Parent on behalf of the Company. Management believes the assumptions underlying our Carve-Out Financial Statements, including the assumptions regarding the allocation of expenses from the Parent, are reasonable. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the Carve-Out Financial Statements had the Company operated independently of the Parent as a standalone entity during the periods presented.

The Accompanying Carve-Out Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Net Parent Investment

Because the Carve-Out Financial Statements are derived from the historical records of the Parent, the net Parent investment is presented within stockholders' deficit on the Carve-Out Balance Sheets. As a subsidiary of the Parent, the Company was dependent upon the Parent for all of its working capital and financing requirements prior to entering into the Convertible Note agreements. Financial transactions that relate to FibroBiologics but occurred at the Parent level are accounted for through the net Parent investment account. Accordingly, none of the Parent's cash, cash equivalents, or debt have been assigned to the Company in the financial statements. Net Parent investment represents the Parent's interest in the recorded net assets of the Company.

Use of Estimates

The preparation of the Carve-Out Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Carve-Out Financial Statements, and the reported amounts of expenses during the reporting periods. These estimates are based on information available as of the date of the Carve-Out Financial Statements; therefore, actual results could differ from those estimates and assumptions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Periodically, the Company may maintain deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company's deposits are held at financial institutions that management believes to be of high credit quality, and the Company has not experienced any losses on these deposits.

Risks and Uncertainties

The Company is subject to certain risks and uncertainties, including, but not limited to changes in any of the following areas that the Company believes could have a material adverse effect on the future financial position or results of operations: the timing of, and the Company's ability to advance its current and future product candidates into and through clinical development; costs and timelines associated with the manufacture of clinical supplies of the Company's product candidates; regulatory approval and market acceptance of its product candidates; performance of third-party contract research organizations (CROs) and contract manufacturing organizations (CMOs); competition from pharmaceutical companies with greater financial resources or expertise; protection of the intellectual property, litigation or claims against the Company based on intellectual property, or other factors; the need to obtain additional funding; and its ability to attract and retain employees necessary to support its growth. Disruption from CROs', CMOs' or suppliers' operations would likely have a negative impact on the Company's business, financial position and results of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash balances and short-term, liquid investments with an original maturity date of three months or less at the time of purchase.

Fair Value Measurements

ASC Topic 820, Fair Value Measurement ("ASC 820"), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the assets or liability and are developed based on the best information available in the circumstances. ASC 820 identifies fair value as the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered value hierarchy that distinguishes between the following:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.

Level 3 - Unobservable inputs for the asset or liability (i.e. supported by little or no market activity). Level 3 inputs include management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Research and Development

Research and development costs are charged to expense as incurred. Research and development costs consist of costs incurred in performing research and development activities, including salaries and bonuses, scientist recruiting costs, employee benefits, facilities costs, laboratory supplies, manufacturing expenses, preclinical expenses, research materials, and consulting and other contracted services. Costs for certain research and development activities are recognized based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the Carve-Out Financial Statements as prepaid or accrued research and development.

Patent Costs

As the Company continues to incur costs to obtain market approval of patented technology, patent costs are expensed as incurred. Costs include fees to renew or extend the term of recognized intangible assets, patent defense costs, and patent application costs. Management will continue to expense such costs until market approval is obtained through regulatory approval by the appropriate governing body.

Income Taxes

On December 8, 2021, the Company converted from a partnership LLC to a C-Corp. Subsequent to this date, the Company began accounting for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the carve-out financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Under the provisions of ASC No. 740-10, Income Taxes, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC No. 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company recognizes interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying Carve-Out Statements of Operations.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Company early adopted ASU 2016-02 using a modified retrospective approach as of January 1, 2020. See Note 9 for further information. Topic 842 was subsequently amended by the following accounting standard updates:

- ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842;
- ASU No. 2018-10, Codification Improvements to Topic 842, Leases
- ASU No. 2018-11, Targeted Improvements
- ASU No. 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors
- ASU No. 2019-01, Leases (Topic 842): Codifications Improvements
- ASU No. 2020-02, Credit Losses (Topic 321) and Leases (Topic 842): Update on Effective Dates
- ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities
- ASU No. 2021-05, Lessors—Certain Leases with Variable Lease Payments

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company has early adopted this standard which are currently reflected on its Carve-Out Financial Statements.

Accounting Pronouncements to be Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740). The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP or other areas of Topic 740 by clarifying and amending existing guidance. The new standard is effective for the Company on January 1, 2022, and for interim periods beginning on January 1, 2023. The Company is currently evaluating the potential impact of this standard on its Carve-Out Financial Statements.

3. Net Loss Per Share Attributable to Preferred and Common Stockholders

The following table summarizes the computation of basic and diluted net loss per share attributable to preferred stockholders of the Company:

(in thousands, except share and per share amounts)	Year Ended December 31, 2021	Year Ended December 31, 2020
Numerator:		
Net loss attributable to preferred and common stockholders:	$ (1,582)	$ (1,169)
Denominator:		
Weighted-average number of preferred and common shares outstanding, basic and diluted	35,000,000	35,000,000
Net loss per common share attributable to preferred and common stockholders, basic and diluted	$ (0.05)	$ (0.03)

The net loss per preferred and common share in these carve-out financial statements is reflected and calculated as if the Company had existed since January 1, 2020. Accordingly, net loss per preferred and common share for all periods was calculated based on the number of shares issued and outstanding as of December 31, 2021. The Company had $1,300 thousand of convertible notes outstanding as of December 31, 2021, which may be converted into common stock in the event that the Company issues and sells shares of its capital stock in excess of $10,000 thousand as further described in Note 5. As of December 31, 2021, the estimated number of shares of common stock that would be issued upon conversion is 732,827 shares. For the years ended December 31, 2021 and 2020, we reported net losses and, accordingly, potential common shares were not included since such inclusion would have been anti-dilutive. As a result, our basic and diluted net loss per share are the same because we generated a net loss in all periods presented.

4. Fair Value of Financial Instruments

As of December 31, 2021 and 2020, the Company did not have any financial instruments measured at fair value on a recurring basis.

The carrying amounts of cash and cash equivalents, prepaid expenses, other current assets, accounts payable, accrued expenses, convertible notes payable, and Parent company payable approximate their fair values due to their short-term maturities.

There were no transfers in or out of Level 1, Level 2 or Level 3 assets and liabilities for the years ended December 31, 2021 and 2020.

5. Convertible Notes Payable

The Company entered into multiple convertible promissory note agreements (collectively the "Notes") throughout December 2021. Under the Notes the Company received $1,300 thousand, which accrues simple interest at a rate of 6.0% per annum and mature in the event of an initial public offering of the Company. Upon maturity of the Notes, the holder may elect to receive cash payment in full for the outstanding principal and interest or elect a one-year extension at the discretion of the holder of the Notes.

In the event that the Company issues and sells shares of its capital stock in excess of $10,000 thousand, the outstanding balance of the Notes and accrued interest may be converted into a fixed number of shares of common stock, subject only to typical anti-dilution provisions for any recapitalization that may occur.

Based on the terms of the Notes, the Company evaluated the conversion option feature in accordance with ASC 815 "Derivatives and Hedging". It provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

At the inception of the Notes, and at December 31, 2021, the Company determined that an embedded derivative for the conversion feature did not meet the criteria because it met the "indexed to the entity's own stock" exception and therefore was not required to be bifurcated from the host instrument. The interest expense on the Notes for the year ended December 31, 2021 was $4 thousand, which was outstanding and included within accounts payable and accrued expenses.

The convertible debt balances consisted of the following at December 31,2021 and 2020:

	Year Ended December 31,	
(in thousands)	2021	2020
Principal	$ 1,300	$ —

6. Stockholders' Deficit / Net Parent Investment

Authorized Capital - As of December 31, 2021, the Company authorized 50,000,000 preferred stock shares, and has issued 35,000,000 Series "A" Preferred Stock shares to FibroGenesis, which were tendered pursuant to the formation of the Company in exchange for the contribution of certain in-process research and development and patent assets through Patent Assignment and Intellectual Property Cross-License Agreements. The Series "A" Preferred Stock shares have the right to vote and rank prior to non-voting common stock and common stock with respect to payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise. In addition, the Series "A" Preferred Stock has a liquidation preference equal to $35,000 thousand to be allocated among the holders of the Series "A" Preferred Stock shares in the event of a liquidation, dissolution, or winding up of the Company, and each share of Series "A" Preferred Stock may be converted into one share of common stock at any time at the election of the holder of such shares of Series "A" Preferred Stock. Unless otherwise elected by the holder(s), a merger or consolidation in which the Company is not the majority surviving entity or the sale of all or substantially all of the assets of the corporation will be a deemed liquidation event. The Company has also authorized 250,000,000 shares of non-voting common stock, none of which were issued and outstanding as of December 31, 2021 and 2020.

7. Share Subscription Agreement

On November 12, 2021, the Company entered into a Share Purchase Agreement with certain investors for the sale of up to $100,000 thousand of common stock (the "Aggregate Limit"). This agreement is contingent upon the Company achieving a public listing of its common stock. Major terms of the agreement include a commitment fee of 2% of the Aggregate Limit, which is due no later than one year after public listing even if no drawdowns are taken, and 5-year warrants issued to the investors at the time of public listing to purchase common stock shares equal to 4% of the total equity interests of the Company at the lesser of a) the price per share at the time of the public listing or b) the quotient of $700,000 thousand divided by the total number of equity interests (fully-diluted common shares). The Company may request a drawdown, or sale of common stock shares to the investors, over the five-year term of this agreement following the public listing unless terminated earlier. The amount of the drawdowns requested are limited by the trading volumes of the Company's common stock shares over the 30-day period preceding the drawdown and the price per share is equal to 90% of the average price per share over that same period. A 1% fee must be paid to the investors if the Company is sold in a private sale transaction rather than completing a public listing of its shares.

8. Income Taxes

A reconciliation of the income tax expense computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,	
	2021	2020
Federal statutory rate	21 %	21 %
Change in valuation allowance	(21)%	(21)%
Total	— %	— %

The components of the Company's deferred taxes are as follows:

	Year Ended December 31,	
(in thousands of dollars)	2021	2020
Total deferred tax assets, net	$ 17	$ —
Less: valuation allowance	$ (17)	$ —
Deferred tax assets, net of valuation allowance	$ —	$ —

The Company was initially formed as an LLC and treated for tax purposes as a partnership with pass-through tax status. The Company was converted to a Delaware corporation in December 2021, and its tax status has changed accordingly. Based upon the timing of the change in tax status, a de minimis amount of net operating loss may result in December 2021. The Parent was also an LLC and treated for tax purposes as a partnership during the periods in which allocations were calculated for these Carve-out Financial Statements. As a result of this tax status, in addition to generating net operating losses during the years ended December 31, 2021 and 2020, the Company had no income tax expense for years ended December 31, 2021 and 2020. Management has evaluated the positive and negative evidence bearing upon the realizability of the Company's net deferred tax assets and has determined that it is more likely than not that the Company will not recognize the benefits of the net deferred tax assets. As a result, the Company has recorded a full valuation allowance at December 31, 2021 and 2020.

As of December 31, 2021 and 2020, the Company had no uncertain tax positions. The Company recognizes both interest and penalties associated with unrecognized tax benefits as a component of income tax expense. The Company has not recorded any interest or penalties for unrecognized tax benefits since its inception.

9. Leases, Commitments and Contingencies

As of December 31, 2021, the Company had entered into two short-term lease agreements for lab and office space.

Effective January 1, 2020, the Company adopted ASU 2016-02, "Leases (Topic 842)" to account for the Company's leases. The Company elected to apply the short-term lease practical expedient upon adoption. Due to the short-term nature of the leases, the Company elected an accounting policy to not record short-term leases on the balance sheet. ASC 842-20-25-2 allows a lessee to elect an accounting policy to not record short-term leases, defined as those with terms of 12 months or less, on the balance sheet. In accordance with generally accepted accounting principles, rent expense for financial statement purposes was recognized on a straight-line basis over the lease term based on the most recent contractual terms available.

Rent expense under operating leases for the years ended December 31, 2021, and 2020 was $26.1 thousand and $10.0 thousand, respectively. As of December 31, 2021, noncancelable lease payments in 2022 under these two leases total $58.3 thousand.

10. Related Party Transactions

As of December 31, 2021, the Company had an outstanding related party Parent company payable of $225.0 thousand. The debt is held by FibroGenesis, and is due April 1, 2022, with a six-month extension option available at the discretion of FibroBiologics. The outstanding balance represents cumulative draws, net of repayments, on the bridge note, which bears no interest and has a maximum principal amount of $1,000 thousand available.

As described in Note 6, the Company acquired from FibroGenesis certain in-process research and development and patent assets through Patent Assignment and Intellectual Property Cross-License Agreements. The Patent Assignment Agreement transferred the right, title and interest in and to certain patents from FibroGenesis to the Company for further development. The Intellectual Property Cross-License Agreement grants to the Company exclusive rights to patents owned by FibroGenesis in a limited field of use, which includes the diagnosis, treatment, prevention and palliation of a) spinal diseases, disorders, or conditions, b) cancer, c) orthopedics diseases, disorders or conditions, and d) multiple sclerosis.

11. Subsequent Events

The Company has evaluated subsequent events through October 21, 2022, the date the carve-out financial statements were available to be issued, and has determined that there were no other events, other than what is disclosed below, which occurred requiring disclosure in or adjustments to the carve-out financial statements.

The Company repaid in April 2022 the remaining Parent company payable of $225.0 thousand. In July 2022, the Company loaned $300.0 thousand to the Parent on a one-year note bearing no interest.

The Company opted on March 30, 2022, to extend the lease term on one of its leases for office and lab space, with a commencement date for the lease extension on May 1, 2022. The extended lease term was 126 months and was accounted for as an operating lease under the ASC 842 guidance for lease accounting. This lease was terminated as of July 31, 2022.

The Company expanded the scope and extended for six months the term of its lease for temporary lab and office space on July 1, 2022, and then further expanded the scope on August 1, 2022, and October 7, 2022. The monthly license fee increased to $15.1 thousand per month. This lease for temporary lab and office space will continue to be accounted for as a short-term lease.

The Company issued additional convertible promissory notes between January and April 2022 with a total principal amount of $4,300 thousand and a one-year maturity. These instruments may be converted at the lesser of a) a 15% discount to the offering price of the Company's common stock in the event of an initial public offering of the Company or b) the quotient of $200,000 thousand divided by total equity interests prior to the dilution from the offering. Accordingly, the conversion options will be assessed for options embedded within the instruments under ASC 815, with any identified derivative instruments being bifurcated as necessary.

In August 2022, the Company issued 112,717,658 shares of non-voting common stock to its Parent, which in turn distributed the shares to its members. The Company also issued to its board of directors, a consultant, and an employee an additional 205,000 total shares in 2022.

The Company adopted on August 10, 2022, and the shareholders approved on August 18, 2022, the 2022 Stock Plan (the "Plan"). The Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards. The Plan, through the grant of stock awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock. The Company has issued in 2022 a total of 405,000 options with a strike price of $0.82 per share to employees, directors, and scientific advisory board members under this Plan.

In October 2022, the Company entered into a lease agreement for office space with a term of 62 months. This lease will be accounted for as an operating lease under the ASC 842 guidance for lease accounting. A right of use lease asset and lease liability of $2,293 thousand each were recorded at inception.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN FIBROBIOLOGICS TODAY!

The Future of Cell Therapy

FibroBiologics is a cell therapy biotech and pharmaceutical company with over 13 years of R&D and clinical development. The company's first product may be approved as early as ...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


fibrobiologics
Fibroblast Cell Therapy
for Chronic Disease Treatment

$2,560,165.34 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

REASONS TO INVEST

- FibroBiologics controls over 160 U.S. and international patents across a variety of clinical pathways, driven by a team with decades of medical product and business experience.
- The company has five product candidates in the pipeline targeting different medical areas: multiple sclerosis ($27B market size), degenerative disc disease ($90B), wound healing ($50B), cancer ($286B), and extension-of-life applications.*
- FibroBiologics is the global leader in developing fibroblasts as a cell therapy technology platform. Compared with stem cells, fibroblasts are much easier to harvest, grow, store, and transport.

*Market analysis conducted internally using research provided by Fortune Business Insights & Precedence Research (source)

Invest Now
$1.69 Per Share

RAISED	INVESTORS
$2,560,165.34	170
MIN INVEST	**VALUATION**
$498.55	$252.57M

THE PITCH

Nearly every medical professional can agree, cell therapy is critical to the future of fighting chronic disease. At FibroBiologics, we've keyed in on a specific, widely accessible cell type that holds seemingly endless curative potential. Fueled by innovation and urgency, FibroBiologics has obtained or submitted over 160 patents, completed over 13 years of R&D, and has raised $40M to date for the development of our intellectual property portfolio. Our targets for breakthrough treatments include multiple sclerosis, degenerative disc disease, wound healing, cancer, and extension-of-life applications.

Pioneering the Next Generation of Curative Medicine

Founded two years ago, FibroBiologics is now a leading biopharma company focused on developing and commercializing **fibroblast cell-based therapies** in the fight against chronic diseases.


Through our research and product development,
FibroBiologics is shaping the future for how we fight chronic disease.

We've dedicated our attention to an overlooked and highly promising cell therapy using fibroblasts, which demonstrate similar characteristics to stem cells and are one of the most abundant cells in the human body.

Through our research and product development, we are fundamentally changing the current treatment paradigm and **shaping the future for how we fight chronic disease**.

THE PROBLEM & OUR SOLUTION

An Advantageous Alternative to Stem Cell Therapies

Up to this point, cell therapy research has primarily focused on the use of stem cells, with over 30 companies currently participating in the space, yet stem cells are not the only option for cell therapy treatment. Research has shown that fibroblasts have similar capabilities to stem cells, although fibroblasts are **more readily available, more robust, and less expensive**. They are also much easier to harvest, grow, store, and transport—all in all, improving outcomes and reducing patient barriers to access.



Fibroblasts are proving to be an advantageous alternative to stem cell therapy

FibroBiologics is developing fibroblast cell therapy platform technology, with an extensive patent portfolio covering a wide range of clinical applications. The company is currently conducting research to discover potential breakthrough treatments and cures of chronic diseases, which we will continue to develop into product candidates by conducting clinical studies and trials to demonstrate safety and efficacy. We will generate revenues by either commercializing approved products on our own or by partnering with biopharma companies that will develop and commercialize these product candidates and pay us licensing revenues.



FibroBiologics Product Candidate Pipeline
Targeting five different areas for breakthrough treatments
Multiple Sclerosis $27B
Degenerative Disc Disease $90B
Wound Healing $50B
Cancer $286B
Anti-Aging Extension-of-Life (Thymic & Splenic Involution)

*Information provided by Fortune Business Insights & Precedence Research (source)

The company currently has **five product candidates in the pipeline** targeting different medical areas: **multiple sclerosis** ($27B market size), **degenerative disc disease** ($90B market size), **wound healing** ($50B market size), **cancer** ($286B market size), and **extension-of-life applications**.*

*Market analysis conducted internally using research provided by Fortune Business Insights & Precedence Research (source)

THE MARKET & OUR TRACTION

Medical Breakthroughs for Massive Market Potential

The **combined market size** of the breakthrough treatments we are targeting is **over $450B***, and we believe that's just the tip of the iceberg. Anyone who's been paying attention has seen the excitement and investment spurred by breakthroughs in stem cell research and accompanying medical advances—and for fibroblasts, we expect we're looking at equally attractive potential.

*Market analysis conducted internally using research provided by Fortune Business Insights & Precedence Research (source)

Each of our product candidates exists within a multi-billion-dollar global market with enormous growth potential, thanks to increasing access on a global scale and aging populations. To date, FibroBiologics and our parent company, SpinalCyte, LLC, have **raised $40M** for the development of our intellectual property portfolio for fibroblast cell therapy, completed **over 13 years of R&D**, and we've **secured or submitted over 160 patents (and counting)**.


$450B+
Combined market size of targeted medical areas
$40M
Raised for development of intellectual property portfolio for fibroblast cell therapy
160+
Patents secured or submitted
13+
Years of R&D completed

*Market analysis conducted internally using research provided by Fortune Business Insights & Precedence Research (source)

The company has received **IND clearance for phase 1/2 study in degenerative disc and planning for an IND submission for multiple sclerosis indications.**. As early as 2023, we may have an approved product in wound healing, and with adequate capital, we'll initiate clinical trials for degenerative disc and multiple sclerosis treatments, as well as beginning discovery research in cancer and extension-of-life applications.

WHY INVEST

Invest in the Future of Treating Chronic Disease

The potential of our fibroblast cell-based therapy has game-changing health implications and potential opportunity for our investors. Your investment would bring us one step closer to **a breakthrough in our treatment of chronic disease**. Join us in leading the new era of cell therapy, and **invest in FibroBiologics today!**


Join us in leading the new era of cell therapy.
Invest Today in FibroBiologics!

ABOUT

HEADQUARTERS	VALUATION
455 E. Medical Center Blvd, Suite 300 Houston, TX 77598	**$252.57M**

FibroBiologics is a cell therapy biotech and pharmaceutical company with over 13 years of R&D and clinical development. The company's first product may be approved as early as 2023, alongside clinical trials for additional treatments.

TEAM



Peter O'Heeron
CEO/Founder/Chairman of Board

Pete O'Heeron is one of the most preeminent inventors of his generation, with over 300+ patents issued and pending in the areas of biologics, cell therapy and medical devices. Mr. O'Heeron is Chief Executive Officer of FibroBiologics and a seasoned leader in his field with over 25 years of experience in medical technology and biotech development. As CEO, he has positioned FibroBiologics to become a global leader in fibroblast-based cell therapies with the development and commercialization of therapies that can cure and treat patients suffering from chronic diseases. He brings together multi-disciplinary teams and resources necessary to commercialize unique technologies with over $300 million in funding raised.

Prior to founding FibroBiologics/FibroGenesis, LLC, he founded an operational investment group, Advanced Medical Technologies, LLC, that identified early-stage opportunities in the medical field with strong intellectual property potential. He also founded NeoSurg Technologies that developed the T2000 Minimally Invasive Access System. The sale of NeoSurg Technologies to Cooper Surgical occurred in 2006.

He brings decades of executive-level experience at Christus Health Care Corporation and strategic advisory to healthcare companies in the areas of biologics, advanced surgical instrumentation, and telemedicine to his company along with an academic foundation rooted in healthcare administration. He received his Bachelor's Degree in Healthcare Administration at Texas State University, his Masters in Healthcare Administration from the University of Houston Clear Lake, and his Executive Management Certification in Mergers and Acquisition from University of Chicago.



Mark Andersen
CFO

Mark Andersen, CFA, CPA, joined FibroBiologics as Chief Financial Officer in June 2022. He is a key member of the FibroBiologics executive leadership team and plays a critical role in the company's strategic financial decision-making.

He most recently served as Chief Financial Officer and Vice President of Administration for the Indiana Biosciences Research Institute (IBRI) in Indianapolis, overseeing finance, human resources, legal, and administrative functions. While at IBRI, he negotiated a master licensing agreement and in-licensed two patents to help establish a platform diagnostics technology. He also assisted with fundraising and provided oversight for the endowment investment portfolio that grew to nearly $150 million during his tenure. Prior to that, he served as Vice President of Finance and Corporate Controller for a public biomedical company in Georgia where he was responsible for financial accounting and SEC reporting.

He served in various financial leadership positions at Eli Lilly and Company in Global Treasury, Mergers and Acquisitions, Lilly USA, Corporate Financial Reporting, and Global Product Development. At Lilly, he managed investment portfolios, led M&A transactions, provided financial leadership and negotiation support for licensing deals, and directed all financial aspects of a collaborative partnership during the late-stage development and commercial launch of a first-in-class diabetes drug. He started his career in public accounting as an auditor with firms KPMG and Deloitte.

He received his M.B.A. from the University of Michigan Ross School of Business and his B.S. in Accounting and M.S. in Accountancy from Southern Utah University.



Hamid Khoja
Chief Scientific Officer

Hamid Khoja, Ph.D. joined FibroBiologics as Chief Scientific Officer in August 2021. He leads all research, development, and advancement for the pipeline of cell therapy candidates. He has more than 25 years of experience as a leader of scientific teams, development of cell-based genomic, proteomic, epigenetics assays, and tools, protocols, and technologies for use in drug discovery and development and clinical diagnostics.

He has distinguished himself with six patents issued/pending and 27+ peer reviewed published papers.

He most recently served as the Principal Scientist at Covaris, a privately held scientific tools company with emphasis in genomics, epigenetics, and proteomics. He provided long-term strategic applications proposals to the CEO, managed external collaborations for product and applications development, assessed new technologies for acquisition and OEM opportunities, and presented posters and presentations at numerous scientific conferences. He led the effort in successfully incorporating Covaris technology into the Illumina Next Generation Sequencing technology protocols leading to over 15,000+ citations. He also developed the Covaris chromatin immunoprecipitation methodology with 3,000+ citations in peer reviewed publications and positioned Covaris technology to be used for simplifying epigenetics assay workflows for use in drug development and discovery and clinical use. He led collaborations with NCI for successful development of microbiome DNA extraction using acoustics and the completion of FDA EUA SARA-CoC-2 bridge study design for approval of new sample collection and viral RNA extraction using Covaris technology. He developed a patented workflow for the manufacturing of synthetic cell-free DNA for use as reference standard in sequencing-based liquid biopsy clinical oncology-based assays.

Prior to Covaris, he was a scientist at Genomic Solutions, a startup scientific tools company later acquired by Harvard Apparatus. There, he led the development of a high throughput protein crystallization platform used in the pharmaceutical industry for drug development, managed the scientific applications group, presented company resources at scientific meetings, and assessed new technologies for acquisition and OEM opportunities.



Richard Cilento Jr.
Director

Rich Cilento has more than 25 years of domestic and international business experience across a broad set of highly technical industries. Rich has led companies in nearly every stage of the business life cycle. An Aeronautical & Astronomical Engineer; Rich's life sciences experiences began as a Space Shuttle Flight Controller at the Johnson Space Center, where he built Space Shuttle flight plans for the Department of Defense Star Wars program and a diverse set of government-funded technology and life science experimentation. Rich was a lead engineer who designed and planned the Space Station assembly sequences for the construction of the International Space Station.

Rich has executive-level knowledge of capital markets, including venture capital, private equity, and public markets with IPO experience. Rich received the prestigious honor, winning the Ernst and Young Entrepreneur of the Year Award. From a Board member perspective, he has always enjoyed mentoring Entrepreneurs, CEOs, and Ph.D.'s developing purpose-driven, high-growth business ventures across a diverse set of markets. As a Board member for Mercury Data Science, Rich is supporting this innovative life science focused company using artificial intelligence and machine learning to improve care and enhance therapeutic discoveries with artificial intelligence and machine learning by integrating computational biology, genomics, bioinformatics, and physics.

As Chairman & CEO of GlycosBio, Inc., Rich is leading a mission to nourish and enhance the lives of people at all stages of life with a focus on fragile populations struggling with microbiome dysbiosis. GlycosBio scientists also work to reduce the dependence of antibiotics and prescription medication on children using novel natural antimicrobial and antiviral technologies. An ag-tech enthusiast and farmer, Rich enjoys Non-GMO farming in Illinois. Ethical investments are focused on leveraging the natural resources of Ghana, Africa to improve the quality of life and the economic development of the local Ghana community. Rich help fund the construction and operations of a water purification and production factory in Kumasi that provides safe drinking water in the region. Rich has also contributed to clean technology, medical sciences, pharmaceutical, higher education, and space sectors as an angel investor.

At the startup phase of Sequenom, he established the methodology for a highly multiplexed PCR used in the development of Sequenom's massEXTEND technology for MALDI-TOF MS-based analysis of single nucleotide polymorphisms and genetic disease. As a scientist for the company, he led the effort in developing diagnostic MS-based assays for hemochromatosis, cystic fibrosis, and 10 predominantly Jewish genetic diseases using Sequenom's massEXTEND technology, which were then transferred to a large clinical diagnostic company.

During his career at Eli Lilly as a scientist, he established a high throughput PCR and sequencing strategy using a variety of sequencing strategies and bioinformatic tools available in 1999 for obtaining high-coverage genome sequencing, which led to the finalization of the first ever complete sequence of the S. pneumoniae genome.

At Chiron Corporation, subsequently acquired by Novartis, he served as a scientist and helped in the design, development, and optimization of HTP- binding assays for FGFR, VEGF, PDGF, and EPO receptors. He also helped in the identification of novel g-protein coupled seven transmembrane receptors, novel proteins involved in the TNF signaling pathway, and development of branched-DNA based HTP screening for ligand-induced oncogene quantification.

He graduated magna cum laude with a Bachelor of Science in Molecular Biology from the University of Southern California and a Ph.D. in Molecular Biology from Boston University.

Rich was the Founder, President and Chief Executive Officer of FuelQuest, Inc. (acquired by Saracen). Rich led ZyTax Inc. a technology company that developed into the largest excise tax platforms (acquired by Avalara Software, NYSE). As a public company Officer, he supported the IPO of XL Connect Solutions (Nasdaq), where he led the technology-enabled SaaS business for XL Connect (acquired by Xerox). He held Senior Executive level positions for Xerox Corporation (NYSE).



Stacy Coen
Board Member

Mrs. Coen brings over 20 years of business and corporate development experience from leading oncology and rare disease companies. She is currently the Chief Business Officer for ImmunoGen, a company that is developing the next generation of antibody-drug conjugates (ADCs) to improve outcomes for cancer patients. Prior to ImmunoGen, Mrs. Coen worked at Editas Medicine, where she served as Vice President, Business Development and was responsible for business development, strategy, transactions, and alliance management. While at Editas, Mrs. Coen worked on various transactions to enable company progress in the cell therapy field. Prior to joining Editas, Mrs. Coen served in multiple roles of increasing responsibility at Genzyme Corporation (now known as Sanofi Genzyme), including Vice President, Head of Rare Disease Business Development and Licensing, and Vice President, Global Head of Strategy and Business Development, Multiple Sclerosis, among others. She currently serves on the Board of Trustees of Huntington's Disease Society of America and is a member of MassBio and the Alliance for Regenerative Medicine (ARM). Mrs. Coen received a BS in Finance and Economics from the University of Massachusetts and an MBA from the Darden Graduate School of Business at the University of Virginia.



Robert Hoffman
Board Member

Robert E. Hoffman is an experienced financial executive and board member with nearly 30 years of experience and achievements in accounting, finance, fundraising, strategic planning, corporate governance, investor relations, and leadership.

Robert is the President, CEO and Chairman of Kintara Therapeutics, Inc. (NASDAQ: KTRA). Robert presently sits on two publicly-traded company boards (ASLAN Pharmaceuticals – Nasdaq: ASLN and Antibe Therapeutics – TSX: ATE) serving as Chairman of the Board of Antibe and as audit committee chair on ASLAN. In his previous operating role, Robert was CFO of San Diego-based Heron Pharmaceuticals, a Nasdaq-listed commercial stage drug developer with a pipeline of acute pain therapeutics. During his tenure at Heron, the company raised more than $650 million and launched its second commercial drug product. Robert's career in the biotechnology sector began in 1997 at Arena Pharmaceuticals, where he was a member of the founding management team and rose to become CFO, holding that position for ten years. While at Arena, he was involved in its IPO and financings, raising more than $1.5 billion. Robert was the financial lead in two Arena acquisitions, including a Swiss manufacturing facility that he became managing director of the facility upon the closing of the transaction. Robert was an advisor to the Financial Accounting Standard Board (FASB) for 10 years (2010 to 2020) advising the United States accounting rulemaking organization on emerging issues and new financial guidance. Charity work is important to Robert. As a founder of Day For Change, a not-for-profit that serves underprivileged and abused children in San Diego, Robert has served on its board of directors for 20 years. Robert received his BBA in accounting from St. Bonaventure University and is a licensed CPA (Inactive) in the State of California.



Matthew Link
Board Member

Matt Link served as NuVasive's President (NUVA $3.3B Market Cap), overseeing Global Logistics, NuVasive Clinical Services, Surgical Intelligence, Global Implant Systems, NuVasive Specialized Orthopedics, Strategy & Corporate Development, Global Marketing, Medical Affairs, and Clinical Professional Development. His prior roles at NuVasive include President of Strategy, Technology, and Corporate Development; President, U.S. Commercial; Executive Vice President of U.S. Sales; Senior Vice President of Sales for the Company's U.S. Eastern region; and several regional sales positions with DePuy Orthopedics and DePuy Spine. Mr. Link received a BSEd in Physical Education and Sports Medicine from the University of Virginia.



Victoria Niklas
Board Member

Dr. Victoria Niklas is a Global Biotechnology Executive with a distinguished career spanning more than two decades in translational research and clinical medicine in academic health centers.

She earned her Doctor of Medicine at Harvard Medical School, a Master's Degree in Biochemistry and Molecular Biology from Harvard University, and a Master's Certificate in Academic Medicine & Leadership from the USC Keck School of Medicine, Los Angeles. Victoria has held academic professorial appointments at the University of Virginia, Charlottesville, the Keck School of Medicine at the University of Southern California, Los Angeles, and the David Geffen School of Medicine at UCLA. As an experienced clinician investigator and neonatologist, she is highly skilled in aligning basic and translational science with unmet clinical needs in the path to drug discovery. Her expertise spans developmental and acquired disorders of the gut, the lung, the immune system focusing on innovative therapies for diseases with no cure.

Victoria brings a passion and broad understanding of science and medicine to biopharmaceutical drug exploration and clinical development in her role at Takeda Pharmaceuticals. Her efforts create and deliver meaningful medical solutions to improve patient outcomes and health. As an industry thought leader with a broad knowledge base, Dr. Niklas has co-authored numerous scientific and clinical publications in peer-reviewed journals and participated as a speaker and chair in international conferences. She has led the development of patented products and has served as a board member for hospital and medical organizations and committees. She is board certified in Perinatal and Neonatal Medicine and holds an active California medical license. Dr. Niklas is an exceptional medical professional, scientific leader, and superb communicator for corporate biotechnology and healthcare.

TERMS

FibroBiologics

Overview

PRICE PER SHARE
$1.69

VALUATION
$252.57M

DEADLINE
May 2, 2023

AMOUNT RAISED
$2,560,165.34

Breakdown

MIN INVESTMENT
$498.55

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,998.51

ASSET TYPE
PREFERRED

MIN NUMBER OF SHARES OFFERED
5,917

SHARES OFFERED
Series B Preferred Stock

MAX NUMBER OF SHARES OFFERED
2,958,579

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Risks

Company	:	**FibroBiologics, Inc.**
Corporate Address	:	**455 E. Medical Center Blvd, Suite 300, Houston, TX 77598**
Offering Minimum	:	**$9,999.73**
Offering Maximum	:	**$4,999,998.51**
Minimum Investment Amount (per investor)	:	**$498.55**

Terms

Offering Type	:	**Equity**
Security Name	:	**Series B Preferred Stock**
Minimum Number of Shares Offered	:	**5,917**
Maximum Number of Shares Offered	:	**2,958,579**
Price per Share	:	**$1.69**

Pre-Money Valuation : $252,568,627.48

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest $25,000+ within the first 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest $1,000 within the next two weeks and receive 5% bonus shares

Amount-Based:

$25,000+ | Tier 1

Invest $25,000+ and receive 5% Bonus Shares.

$100,000+ | Tier 2

Invest $100,000+ and receive 10% Bonus Shares.

Loyalty Bonus:

Existing shareholders of FibroBiologics who have committed to making additional investment in this round will receive 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Fibrobiologics, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $1.69 / share, you will receive 100 shares of Series B Preferred Stock, meaning you'll own 110 shares for $169. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

ALL UPDATES

02.03.23

We just passed $2M!

I want to welcome all new shareholders to our mission of developing cures for chronic diseases using our proprietary cell therapy platform. The interest in our company was demonstrated by becoming the fastest rising biotech in StartEngine history. The momentum is a credit to your commitment and we look forward to growing this exciting science with you as a shareholder! Have a great weekend and tell your friends to check us out on StartEngine.

See our announcement here:

FibroBiologics Sets a Record

Sincerely,

Pete O'Heeron, Founder/CEO

02.01.23

FibroBiologics Sets Record as Fastest Growing Biotech Campaign in StartEngine History


fibrobiologics
Fibroblast Cell Therapy
ronic Disease Treatment
$1,070,215.00 Raised

Thank you for investing in FibroBiologics! We are excited to announce we set a record with the most funding raised by a Biotech on the first day in StartEngine history, surpassing $1M. Join our other shareholders as we develop cures for chronic diseases and change peoples' lives.

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JOIN THE DISCUSSION

What's on your mind?

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Post

JK

John Kennedy
a day ago

I love what I'm reading about this company, but could you give me some more info on the valuation? ...
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1 0

PO

Pete O'Heeron
FibroBiologics • a day ago

Hi John...With respect to our current valuation, we engaged a third party to asses the value based on comparable public companies ...
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0

JK

John Kennedy
3 days ago

Hello, do you have plans on going public?

2 0

JK

John Kennedy
2 days ago

So an IPO is possible? I'm sure you would raise much more going down that road after this funding round.

0

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DP

Dharmeshkumar Patel 51 INVESTMENTS
3 days ago

I have made $1000+ investment yesterday and now you are offering additional 5% extra shares. Should I cancel my investment and make ...
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1 0

PO

Pete O'Heeron
FibroBiologics • 3 days ago

Hi Dharmeshkumar...I'm not sure what might have occurred with your investment. Please contact StartEngine support team and ...
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1

LE

Luis Escobar
5 days ago

Luis Escobar
...
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1 0

PO

Pete O'Heeron
FibroBiologics • 5 days ago

Hi Luis, we have plans for human trials in degenerative disc disease, multiple sclerosis and wound care.

0

LE

Luis Escobar
5 days ago

L. Escobar
Good evening, I am very interested in investing in your company. Woul...
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0 0

HE

Hani Elshahawi 35 INVESTMENTS
SE Investor • 5 days ago

Hi Pete, impressive technology platform and all-star team. Could you please elaborate on the relationship between FibroBiologics and ...
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1 0

PO

Pete O'Heeron
FibroBiologics • 5 days ago

Hi Hani...SpinalCyte dba FibroGenesis was the original developer of the technology. As we pursued the resources to conduct large ...
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0

DB

Dinakara Bollu 43 INVESTMENTS
SE Investor • 5 days ago

Hi Pete O'Heeron,
...
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1 0

PO

Pete O'Heeron
FibroBiologics • 5 days ago

Hi Dinakara...thanks for your kind words. The last round was at $200M.

0

PO

Pete O'Heeron
FibroBiologics • 5 days ago

Hi Dinakara, this is our first crowdfunding campaign.

0 1

DB

Dinakara Bollu 43 INVESTMENTS
SE Investor • 5 days ago

Hi FibroBiologics team,
...
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0 0

PO

Pete O'Heeron
FibroBiologics • 6 days ago

Hi Lyle, these share are still private and won't be tradeable until we list on a public stock exchange.

0 0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://drive.google.com/drive/u/0/folders/12m_pbWmyFWYxEKUr6oB5ZtdS6N_ZkYqe

Campaign Video

Welcome to Fibrobiologics, the world leader in commercializing the therapeutic and regenerative properties of fibroblasts. Fibroblasts are the most abundant cells in the human body and appear to perform better than stem cells. In the lab, fibroblasts are found 5000 to one over stem cells in people. Clinical and clinical studies have shown fibroblasts to be potent antiinflammatory modulators. They also have the ability to regenerate tissues and potentially to extend human life from the degenerated spinal disk to neural cells.

Damage in multiple sclerosis fibroblasts exhibit healing potential not seen in other cells. Furthermore, studies show that they are promising inhibitors of many cancers, including pancreatic and breast cancer. We invite you to read our peer review articles found on this website. And don't forget to check back for updates as we work to bring these potential cures along with our new programs in wound healing and extension of life programs to the patients who need them most.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "FIBROBIOLOGICS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF JANUARY, A.D. 2023, AT 3:23 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6471055 8100
SR# 20230208910

Authentication: 202546892
Date: 01-23-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:23 PM 01/20/2023
FILED 03:23 PM 01/20/2023
SR 20230208910 - File Number 6471055

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FIBROBIOLOGICS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

FibroBiologics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is FibroBiologics, Inc., and that this corporation was originally formed as a limited liability company on April 8, 2021 under the name FibroBiologics, LLC and converted to a corporation pursuant to the General Corporation Law on December 14, 2021 under the name FibroBiologics, Inc. On December 22, 2022, the Certificate of Incorporation was amended and restated (as so amended and restated, the "**Certificate of Incorporation**").

2. That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Fibrobiologics, Inc. (hereinafter called the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the "DGCL").

FOURTH: The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 300,000,000 shares, consisting of (i) 0 shares of voting common stock, par value $0.00001 per share ("Common Stock"), (ii) 250,000,000 shares of non-voting common stock, par value $0.00001 per share ("Non-Voting Common Stock") and (iii) 50,000,000 shares of preferred stock, par value $0.00001 per share ("Preferred Stock"), of which 35,000,000 shares are designated as Series A Preferred Stock ("Series A Preferred Stock") and 10,000,000 shares are designated as Series B Preferred Stock ("Series B Preferred Stock"). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Common Stock, Non-Voting Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of Common Stock or Preferred Stock voting separately as a class shall be required therefor, except as required by applicable law.

A. Common Stock and Non-Voting Common Stock. The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock and Non-Voting Common Stock are as follows:

1. Ranking. The voting, dividend and liquidation rights of the holders of Common Stock and Non-Voting Common Stock are subject to and qualified by the rights of the holders of Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the "Board") upon any issuance of Preferred Stock of any series.

2. Voting. Subject to the rights of the holders of Series A Preferred Stock and other classes and series of Preferred Stock and except as otherwise provided by applicable law, the holders of outstanding shares of Common Stock shall have the right to vote for the election and removal of directors and for all other purposes. Notwithstanding any other provision of this Certificate of Incorporation (as amended from time to time, including the terms of any Preferred Stock Designation (as defined below), this "Certificate of Incorporation") to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL. The holders of Non-Voting Common Stock shall have no right to vote on any matter to be voted on by the stockholders of the Corporation or to receive any notice of meetings of stockholders, except as required by applicable law. On all matters required by applicable law to be voted on by holders of Non-Voting Common Stock, if any, no vote of the holders of Non-Voting Common Stock voting separately as a class shall be required therefor, except as required by applicable law.

3. Dividends. Subject to the rights of the holders of Preferred Stock, holders of shares of Common Stock and Non-Voting Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.

4. Liquidation. Subject to the rights of the holders of Preferred Stock, shares of Common Stock and Non-Voting Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this Section A.4., shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

5. Conversion. Upon the closing of an IPO as described in Section Fourth C.5, each share of Non-Voting Common Stock shall automatically convert without the payment of additional consideration by or to the holder thereof, into one fully paid and non-assessable share of Common Stock.

B. Preferred Stock. Additional shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the "Preferred Stock Designation"), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

1. the designation of the series, which may be by distinguishing number, letter or title,

2. the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding),

3. the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative,

4. the dates on which dividends, if any, shall be payable,

5. the redemption rights and price or prices, if any, for shares of the series,

6. the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series,

7. the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation,

8. whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

9. restrictions on the issuance of shares of the same series or any other class or series,

10. the voting rights, if any, of the holders of shares of the series generally or upon specified events, and

11. any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares,

all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

C. Series A Preferred Stock and Series B Preferred Stock. The preferences, limitations, and rights of the Series A Preferred Stock and Series B Preferred Stock are as follows:

1. Ranking. The Series A Preferred Stock shall rank pari passu to the Series B Preferred Stock, and senior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise. The Series B Preferred Stock shall rank pari passu to the Series A Preferred Stock and prior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise.

2. Voting. Subject to the rights of the holders of other classes or series of Preferred Stock and except as otherwise provided by applicable law, the holders of Series A Preferred Stock and Series

B shall have the right to vote on any matter to be voted on by the stockholders of the Corporation, in each case, voting together as a single class with each share representing one vote.

3. Liquidation Preference.

(a). Subject to the rights of the holders of other classes or series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution in such liquidation, dissolution or winding up of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the quotient of (i) $35 million (the "Liquidation Preference") and (ii) the number of outstanding shares of the Series A Preferred Stock, for each outstanding share of Series A Preferred Stock. Subject to the rights of the holders of other classes or series of Preferred Stock, if upon the occurrence of any such liquidation, dissolution or winding up of the Corporation, the assets and funds of the Corporation thus distributed among the holders of the Series A Preferred Stock and Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full amount payable under Section Fourth C.3(a) and 3(b), as applicable, then the entire assets and funds of the Corporation legally available for distribution shall be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock on a pro-rata basis up to the amount of their applicable Liquidation Amount.

(b). Subject to the rights of the holders of other classes or series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution in such liquidation, dissolution or winding up of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times the Series B Original Issue Price, plus any dividends declared but unpaid thereon. The "Series B Original Issue Price" shall mean, with respect to the Series B Preferred Stock, $1.69 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock. Subject to the rights of the holders of other classes or series of Preferred Stock, if upon the occurrence of any such liquidation, dissolution or winding up of the Corporation, the assets and funds of the Corporation thus distributed among the holders of the Series A Preferred Stock and Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full amount payable under Section Fourth C.3(a) and 3(b), as applicable, then the entire assets and funds of the Corporation legally available for distribution shall be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock on a pro-rata basis up to the amount of their applicable Liquidation Amount.

(c). In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the amounts called for by Section Fourth C.3(a) and 3(b), the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section Fourth C.6 shall be distributed among the holders of the shares of Series B Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Section Fourth C.3(a), 3(b) and 3(c) is hereinafter referred to as the "Liquidation Amount."

4. Conversion and Termination.

(a). Each share of Series A Preferred Stock shall automatically terminate and be cancelled with no consideration upon the Closing of an IPO or Deemed Liquidation Event.

(b). Upon the closing of an IPO as described in Section Fourth C.5, each share of Series B Preferred Stock shall automatically convert without the payment of additional consideration by or to the holder thereof, into such number of fully paid and non-assessable shares of

Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price (as defined below) in effect at the time of conversion. The "Series B Conversion Price" applicable to the Series B Preferred Stock shall initially be equal to the Series B Initial Issuance Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(c). Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the conversion rights described in this Section Fourth C.4 shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of conversion rights shall not affect the amount(s) otherwise paid or payable in accordance with Section Fourth C.6 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

(d). Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

(e). Conversion.

i. Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series B Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

ii. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

iii. No Further Adjustment. Upon any such conversion, no adjustment to the Series B Conversion Price shall be made for any declared but unpaid dividends on the Series B Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

iv. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section Fourth C.4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(f). Reserved.

g. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series B Original Issue Date effect a subdivision of the outstanding Common Stock, the Series B Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock, the Series B Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

h. Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

i. the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

ii. the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series B Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series B Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series B Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

(i). Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event the holders of Series B Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

(j). Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section Fourth 6., if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series B Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections Fourth 4(h) or (i)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series B Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Series B Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section Fourth 4 with respect to the rights and interests thereafter of the holders of the Series B Preferred Stock, to the end that the provisions set forth in this Section Fourth 4 (including provisions with respect to changes in and other adjustments of the Series B Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series B Preferred Stock.

(k). Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section Fourth 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series B Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series B Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series B Preferred Stock.

(l). Notice of Record Date. In the event:

i. the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

ii. of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

iii. of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series B Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series B Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series B Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

(a). Trigger Events. Upon either the closing of an IPO (the time of such closing is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Series B Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section Fourth 4(b) and such shares may not be reissued by the Corporation and (ii) each outstanding share of Non-Voting Common Stock shall automatically be converted into one share of Common Stock and such shares may not be reissued by the Corporation.

(b). Procedural Requirements. All holders of record of shares of Series B Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series B Preferred Stock pursuant to this Section Fourth 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series B Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B Preferred Stock converted pursuant to Section Fourth 5(a), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section Fourth 5(b). As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series B Preferred Stock, the Corporation shall (i) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates or electronic book entry form for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (ii) pay any declared but unpaid dividends on the shares of Series B Preferred Stock converted. Such converted Series B Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

6. <u>Deemed Liquidation Events</u>.

(i) <u>Definition</u>. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least 5 days prior to the effective date of any such event:

(1) a merger or consolidation in which (I) the Corporation is a constituent party or (II) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (x) the surviving or resulting corporation; or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(2) (I) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (II) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single

transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(ii) Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section Fourth C.6.(1)(i)(I) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Section Fourth C.3.

(iii) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

(iv) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section Fourth C.6.(1)(i)(I), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Section Fourth C.3. as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section Fourth C.3. after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section Fourth C.6.(iv), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

FIFTH: This Article FIFTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.

A. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.

B. Number of Directors; Election of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time solely by resolution of the majority of the Whole Board. For purposes of this Certificate of Incorporation, the term "Whole Board" will mean the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

C. Classes of Directors. Upon completion of an IPO:

1. subject to the rights of holders of any series of Preferred Stock to elect directors, the Board shall be divided into three classes, designated Class I, Class II and Class III;

2. each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the entire Board; and

3. the Board is authorized to assign members of the Board already in office to Class I, Class II or Class III at the time such classification becomes effective.

"IPO" means the Company's first underwritten public offering of its Common Stock under the Securities Act of 1933, as amended or a direct listing of its shares on a securities exchange.

D. Terms of Office.

1. Prior to an IPO: subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the next annual meeting of stockholders after the director is elected or appointed subject to his or her earlier death, disqualification, resignation or removal.

2. Upon Completion of an IPO: Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Corporation's first annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; each director initially assigned to Class II shall serve for a term expiring at the Corporation's second annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; and each director initially assigned to Class III shall serve for a term expiring at the Corporation's third annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal.

E. Vacancies. Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his or her predecessor.

F. Removal. Any director or the entire Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon.

G. Committees. Pursuant to the Bylaws of the Corporation (the "Bylaws"), the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

H. Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

SIXTH: Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article SEVENTH shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article SEVENTH shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

EIGHTH: The Corporation shall indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

NINTH: Subject to the terms of any series of Preferred Stock, upon completion of an IPO, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting.

TENTH: Special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Whole Board, the Chairman of the Board or the Chief Executive Officer of the Corporation, and may not be called by another other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

ELEVENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article ELEVENTH. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Certificate of Incorporation, or to adopt any new provision of this Certificate of Incorporation; provided, however, that the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article FIFTH, Article SEVENTH, Article EIGHTH, Article NINTH, Article TENTH, Article TWELFTH, Article THIRTEENTH, and this sentence of this Certificate of Incorporation, or in each case, the definition of any capitalized terms used therein or any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other provision of this Certificate of Incorporation). Any amendment, repeal or modification of any of Article SEVENTH, Article EIGHTH, and this sentence shall not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such repeal or modification.

TWELFTH: In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized and empowered to adopt, amend and repeal the Bylaws by the affirmative vote of a majority of the Whole Board. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the Bylaws may also be amended, altered or repealed and new Bylaws may be adopted by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon.

THIRTEENTH:

A. Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article THIRTEENTH.

B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Section A immediately above is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section A immediately above (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

FOURTEENTH:

The name and mailing address of the incorporator are as follows: Pete O'Heeron, 455 E. Medical Center Blvd, Suite 300, Houston, Texas 77598.

[Remainder of Page Intentionally Left Blank]

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of January, 2023.

By: ______________________
Name: Mark Andersen
Title: Chief Financial Officer

BYLAWS OF FIBROBIOLOGICS, INC.

ARTICLE I
OFFICES

Section 1.01 Registered Office. The registered office of Fibrobiologics, Inc. (the "Corporation") will be fixed in the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation").

Section 1.02 Other Offices. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the "Board of Directors") from time to time shall determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with these Bylaws shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03 Special Meetings.

(a) **Purpose**. Special meetings of stockholders for any purpose or purposes shall be called only:

(i) by the Board of Directors, the Chair of the Board (as defined in Section 3.17) or the Chief Executive Officer (as defined in Section 4.01); or

(ii) by the Secretary (as defined in Section 4.01), following receipt of one or more written demands to call a special meeting of the stockholders in accordance with, and subject to, this Section 2.03 from stockholders of record who own, in the aggregate, at least 50% of the voting power of the outstanding shares of the Corporation then entitled to vote on the matter or matters to be brought before the proposed special meeting.

(b) **Notice**. A request to the Secretary shall be delivered to him or her at the Corporation's principal executive offices and signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth:

(i) a brief description of each matter of business desired to be brought before the special meeting;

(ii) the reasons for conducting such business at the special meeting;

(iii) the text of any proposal or business to be considered at the special meeting (including the text of any resolutions proposed to be considered and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment); and

(iv) the information required in Section 2.12(b) of these Bylaws (for stockholder nomination demands) or Section 2.12(c) of these Bylaws (for all other stockholder proposal demands), as applicable.

(c) **Business**. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; *provided, however,* that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders.

(d) **Time and Date**. A special meeting requested by stockholders shall be held at such date and time as may be fixed by the Board of Directors; *provided, however,* that the date of any such special meeting shall be not more than 90 days after the request to call the special meeting is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if:

(i) the Board of Directors has called or calls for an annual or special meeting of the stockholders to be held within 90 days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such meeting includes (among any other matters properly brought before the meeting) the business specified in the request;

(ii) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law;

(iii) an identical or substantially similar item (a "Similar Item") was presented at any meeting of stockholders held within 120 days prior to the receipt by the Secretary of the request for the special meeting (and, for purposes of this Section 2.03(d)(iii), the election of directors shall be deemed a Similar Item with respect to all items of business involving the election or removal of directors); or

(iv) the special meeting request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the "Exchange Act").

(e) **Revocation**. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the Corporation's principal executive offices, and if, following such revocation, there are unrevoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

Section 2.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned by a majority of the Board of Directors or the Chairman of the Board from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05 Notice of Meetings. Notice of the place (if any), date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the Corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06 **List of Stockholders**. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (*provided, however,* if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days before the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list was provided with the notice of the meeting; or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07 **Quorum.** Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08 **Organization**. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chair of the Board, or in his or her absence or inability to act, the Chief Executive Officer or, in his or her absence or inability to act, the officer or director whom the Board of Directors shall appoint, shall act as chair of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following:

(a) the establishment of an agenda or order of business for the meeting;

(b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting;

(c) rules and procedures for maintaining order at the meeting and the safety of those present;

(d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine;

(e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and

(f) limitations on the time allotted to questions or comments by participants.

Section 2.09 Voting; Proxies.

(a) **General**. Unless otherwise required by law or provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote, in person or by proxy, for each share of capital stock held by such stockholder.

(b) **Election of Directors**. Unless otherwise required by the Certificate of Incorporation, the election of directors shall be by written ballot. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, the election of directors shall be decided by a majority of the votes cast at a meeting of the stockholders, at which a quorum is present, by the holders of stock entitled to vote in the election; *provided, however,* that, if the Secretary determines that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders, at which a quorum is present, held to elect directors and entitled to vote on such election of directors. For purposes of this Section 2.09(b), a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election. If a nominee for director who is not an incumbent director does not receive a majority of the votes cast, the nominee shall not be elected.

(c) **Other Matters**. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, any matter, other than the election of directors, brought before any meeting of stockholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

(d) **Proxies**. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as proxy may be documented, signed and delivered in accordance with Section 116 of the General Corporation Law of the State of Delaware (the "DGCL") provided that such authorization shall set forth, or be delivered with, information enabling the Corporation to determine the identity of the stockholder granting such authorization. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date.

Section 2.10 Inspectors at Meetings of Stockholders. In advance of any meeting of the stockholders, the Board of Directors shall, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors may appoint or retain other persons or entities to assist the inspector or inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspector or inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. When executing the duties of inspector, the inspector or inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

Section 2.11 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to notice of or to vote at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 2.12 Advance Notice of Stockholder Nominations and Proposals.

(a) **Annual Meetings.** At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be:

(i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any committee thereof;

(ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or any committee thereof; or

(iii) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time such notice of meeting is delivered, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 2.12.

In addition, any proposal of business (other than the nomination of persons for election to the Board of Directors) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.12(a)(iii), the stockholder or stockholders of record intending to propose the business (the "Proposing Stockholder") must have given timely notice thereof pursuant to this Section 2.12(a), in writing to the Secretary even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board of Directors. To be timely, a Proposing Stockholder's notice for an annual meeting must be delivered to the Secretary at the principal executive offices of the Corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year's annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year's annual meeting or not later than 60 days after the anniversary of the previous year's annual meeting; and (y) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date of Public Disclosure of the date of such meeting. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). For the purposes of this Section 2.12, "Public Disclosure" shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission ("SEC") pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(b) **Stockholder Nominations**. For the nomination of any person or persons for election to the Board of Directors pursuant to Section 2.12(a)(iii) or Section 2.12(d), a Proposing Stockholder's timely notice to the Secretary (in accordance with the time periods for delivery of timely notice as set forth in this Section 2.12) shall set forth or include:

(i) the name, age, business address and residence address of each nominee proposed in such notice;

(ii) the principal occupation or employment of each such nominee;

(iii) the class and number of shares of capital stock of the Corporation which are owned of record and beneficially by each such nominee (if any);

(iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act;

(v) a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request) and a written statement and agreement executed by each such nominee acknowledging that such person:

(A) consents to being named in the Corporation's proxy statement, if any, as a nominee and to serving as a director if elected,

(B) intends to serve as a director for the full term for which such person is standing for election, and

(C) makes the following representations: (1) that the director nominee has read and agrees to adhere to the Corporation's policies or guidelines applicable to directors, including with regard to securities trading and (2) that the director nominee is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any nomination or other business proposal, issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, and (3) that the director nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification ("Compensation Arrangement") that has not been disclosed to the Corporation in connection with such person's nomination for director or service as a director; and

(vi) as to the Proposing Stockholder:

(A) the name and address of the Proposing Stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose behalf the nomination is being made,

(B) the class and number of shares of the Corporation which are owned by the Proposing Stockholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Stockholder's notice, and a representation that the Proposing Stockholder will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting within five business days after the record date for such meeting,

(C) a description of any agreement, arrangement or understanding with respect to such nomination between or among the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting,

(D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder's notice by, or on behalf of, the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person or any of their affiliates or associates with respect to shares of stock of the Corporation, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting,

(E) a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice,

(F) a representation whether the Proposing Stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination, and

(G) the names and addresses of other stockholders (including beneficial and record owners) known by the Proposing Stockholder to support the nomination or other business proposal, and to the extent known, the class and number of all shares of the Corporation's capital stock owned beneficially or of record by such other stockholders.

The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

(c) **Other Stockholder Proposals**. For all business other than director nominations, a Proposing Stockholder's timely notice to the Secretary (in accordance with the time periods for delivery of timely notice as set forth in this Section 2.12) shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting:

(i) a brief description of the business desired to be brought before the annual meeting;

(ii) the reasons for conducting such business at the annual meeting;

(iii) the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment);

(iv) any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the business is being proposed;

(v) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(vi) a description of all agreements, arrangements or understandings between or among such stockholder, the beneficial owner, if any, on whose behalf the proposal is being made, any of their affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such stockholder, beneficial owner or any of their affiliates or associates, in such business, including any anticipated benefit therefrom to such stockholder, beneficial owner or their affiliates or associates; and

(vii) all of the other information required by Section 2.12(b)(vi) above.

(d) **Special Meetings of Stockholders**. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders called by the Board of Directors at which directors are to be elected pursuant to the Corporation's notice of meeting:

(i) by or at the direction of the Board of Directors or any committee thereof; or

(ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.12(d) is delivered to the Secretary, who is entitled to vote at the meeting, and upon such election and who complies with the notice procedures set forth in this Section 2.12.

In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if such stockholder delivers a stockholder's notice that complies with the requirements of Section 2.12(b) to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth (10th) day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period).

(e) **Effect of Noncompliance**. Only such persons who are nominated in accordance with the procedures set forth in this Section 2.12 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with the procedures set forth in this Section 2.12. If any proposed nomination was not made or proposed in compliance with this Section 2.12, or other business was not made or proposed in compliance with this Section 2.12, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 2.12 does not provide the information required under this Section 2.12 to the Corporation, including the updated information required by Section 2.12(b)(vi)(B), Section 2.12(b)(vi)(C) and Section 2.12(b)(vi)(D) within five business days after the record date for such meeting or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation.

(f) **Rule 14a-8**. This Section 2.12 shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder's intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

Section 2.13 Stockholder Consent in Lieu of a Meeting.

(a) At any time prior to an IPO, unless otherwise provided in the Certificate of Incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) At any time after completion of an IPO: any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of Corporation and may not be effected by any consent by such stockholders.

(c) "IPO" means the Corporation's first underwritten public offering of its common stock under the Securities Act of 1933, as amended.

Section 2.14 **Notices to the Corporation.** Whenever notice is to be given to the Corporation by a stockholder under any provision of law or of the Certificate of Incorporation or these Bylaws, such notice shall be delivered to the Secretary at the principal executive offices of the Corporation. If delivered by electronic transmission, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the Corporation's most recent proxy statement.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01 **General Powers**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these Bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02 **Number; Term of Office.** The Board of Directors shall consist of such number of directors as fixed from time to time by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification or removal.

Section 3.03 **Newly Created Directorships and Vacancies**. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation or removal.

Section 3.04 **Resignation**. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later effective date or upon the happening of an event or events as is therein specified.

Section 3.05 **Removal.** Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders holding a majority of the shares then entitled to vote at an election of directors may remove any director from office with or without cause.

Section 3.06 **Fees and Expenses**. Directors may receive such reasonable fees for their services on the Board of Directors and any committee thereof and such reimbursement of their actual and reasonable expenses as may be fixed or determined by the Board of Directors.

Section 3.07 **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Chairman of the Board.

Section 3.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the Chair of the Board or the Chief Executive Officer on at least 48 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the Chair of the Board or the Chief Executive Officer in like manner and on like notice on the written request of any two or more directors. The notice need not state the purposes of the special meeting and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11 Notices. Subject to Section 3.08, Section 3.10 and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these Bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation or these Bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each regular or special meeting of the Board of Directors, the Chair of the Board or, in his or her absence, another director selected by the Board of Directors shall preside. The Secretary shall act as secretary at each meeting of the Board of Directors. If the Secretary is absent from any meeting of the Board of Directors, an assistant secretary of the Corporation shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all assistant secretaries of the Corporation, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. Except as otherwise provided by these Bylaws, the Certificate of Incorporation or required by applicable law, the presence of a majority of the total number of directors on the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise provided by these Bylaws, the Certificate of Incorporation or required by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Directors' Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Chair of the Board. The Board of Directors shall annually elect one of its members to be its chair (the "Chair of the Board") and shall fill any vacancy in the position of Chair of the Board at such time and in such manner as the Board of Directors shall determine. Except as otherwise provided in these Bylaws, the Chair of the Board shall preside at all meetings of the Board of Directors and of stockholders. The Chair of the Board shall perform such other duties and services as shall be assigned to or required of the Chair of the Board by the Board of Directors.

Section 3.18 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this ARTICLE III.

ARTICLE IV
OFFICERS

Section 4.01 Positions and Election. The officers of the Corporation shall be chosen by the Board of Directors and shall include a chief executive officer (the "Chief Executive Officer"), a president (the "President"), a chief financial officer (the "Chief Financial Officer"), a treasurer (the "Treasurer"), and a secretary (the "Secretary"). The Chief Executive Officer, in his discretion, may also elect one or more vice presidents, assistant treasurers, assistant secretaries and other officers in accordance with these Bylaws. Any two or more offices may be held by the same person.

Section 4.02 Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving notice of his or her resignation in writing, or by electronic transmission, to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03 **Chief Executive Officer**. The Chief Executive Officer shall, subject to the provisions of these Bylaws and the control of the Board of Directors, have general supervision, direction and control over the business of the Corporation and over its officers. The Chief Executive Officer shall perform all duties incident to the office of the Chief Executive Officer, and any other duties as may be from time to time assigned to the Chief Executive Officer by the Board of Directors, in each case subject to the control of the Board of Directors.

Section 4.04 **President**. The President shall report and be responsible to the Chief Executive Officer. The President shall have such powers and perform such duties as from time to time may be assigned or delegated to the President by the Board of Directors or the Chief Executive Officer or that are incident to the office of president.

Section 4.05 **Vice Presidents**. Each vice president of the Corporation shall have such powers and perform such duties as may be assigned to him or her from time to time by the Board of Directors, the Chief Executive Officer or the President, or that are incident to the office of vice president.

Section 4.06 **Secretary**. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings, and shall perform like duties for committees of the Board of Directors when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chair of the Board or the Chief Executive Officer. The Secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.07 **Chief Financial Officer**. The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may be assigned by the Board of Directors, the Chair of the Board, or the Chief Executive Officer.

Section 4.08 **Treasurer**. The treasurer of the Corporation shall have the custody of the Corporation's funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in records belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the President and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.09 **Other Officers**. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 4.10 **Duties of Officers May Be Delegated**. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the Chief Executive Officer or the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
INDEMNIFICATION

Section 5.01 **Indemnification**. The Corporation shall indemnify and hold harmless to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer or employee of the Corporation or, while a director, officer or employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) actually and reasonably incurred by such person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by the person was authorized in the specific case by the Board of Directors.

Section 5.02 **Advancement of Expenses**. The Corporation shall pay the expenses (including attorneys' fees) actually and reasonably incurred by a director, officer or employee of the Corporation in defending any Proceeding in advance of its final disposition, upon receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Section 5.02 or otherwise. Payment of such expenses actually and reasonably incurred by such person, may be made by the Corporation, subject to such terms and conditions as the general counsel of the Corporation in his or her discretion deems appropriate.

Section 5.03 **Non-Exclusivity of Rights**. The rights conferred on any person by this ARTICLE V will not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL.

Section 5.04 **Other Indemnification**. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

Section 5.05 **Insurance**. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 5.06 **Repeal, Amendment or Modification**. Any amendment, repeal or modification of this ARTICLE V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VI
STOCK CERTIFICATES AND THEIR TRANSFER

Section 6.01 **Certificates Representing Shares**. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. In case any officer, transfer agent or registrar who has signed such a certificate ceases to be an officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if the signatory were still such at the date of its issue.

Section 6.02 **Transfers of Stock**. Stock of the Corporation shall be transferable in the manner prescribed by law and in Article IX of these Bylaws.

Section 6.03 **Transfer Agents and Registrars**. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 6.04 **Lost, Stolen or Destroyed Certificates**. The Board of Directors or the Secretary may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors or the Secretary may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VII
GENERAL PROVISIONS

Section 7.01 **Seal**. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section 7.02 **Fiscal Year**. The fiscal year of the Corporation shall be the calendar year.

Section 7.03 **Checks, Notes, Drafts, Etc.** All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.04 **Conflict with Applicable Law or Certificate of Incorporation**. These Bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Section 7.05 **Books and Records**. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device, method or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 7.06 **Forum for Adjudication of Disputes.**

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(i) any derivative action or proceeding brought on behalf of the Corporation;

(ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders;

(iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or these Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

(iv) any action asserting a claim governed by the internal affairs doctrine.

If any action the subject matter of which is within the scope of this Section 7.06 is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 7.06 (an "Enforcement Action"); and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.06(a).

ARTICLE VIII
AMENDMENTS

These Bylaws may be adopted, amended or repealed by the stockholders entitled to vote; *provided, however,* that the Corporation may, in its Certificate of Incorporation, confer the power to adopt, amend or repeal these Bylaws upon the Board of Directors; and, provided further, that any proposal by a stockholder to amend these Bylaws will be subject to the provisions of ARTICLE II of these Bylaws except as otherwise required by law. The fact that such power has been so conferred upon the Board of Directors will not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

ARTICLE IX
STOCK TRANSFERS

Section 9.01 Certain Definitions. As used in this Article IX, the following terms have the following meanings:

(a) "Exempt Transfer" means any of the following Transfers:

(i) a Transfer of Shares by a natural person to one or more of such person's spouse, lineal descendants (whether natural or adopted), siblings or any trust solely for the benefit of such person and/or such person's spouse, lineal descendants and/or siblings, whether inter vivos, by will or pursuant to the laws of descent and distribution (a "Family Transfer");

(ii) a Transfer of Shares by an entity to (A) its stockholders, members, partners or other owners (or to the estates thereof) in proportion to their relative economic interests in such entity or (B) any other entity wholly owned by such entity (an "Affiliate Transfer");

(iii) a redemption by the Corporation of any Shares pursuant to the terms of any stock option agreement or restricted stock agreement entered into between the Corporation and any of its directors, officers, employees, consultants or other service providers pursuant to an equity incentive plan approved by the Board of Directors;

(iv) a sale of Shares pursuant to an Approved Sale (as defined in Section 9.05); or

(v) any other Transfer that is consented to in writing by either (A) the Board of Directors or (B) the holders of a majority of the issued and outstanding voting capital stock of the Corporation not held by the transferor (a "Consent Transfer").

(b) "Sale of the Corporation" means any of the following transactions:

(i) the sale, conveyance, transfer or other disposition of all or substantially all of the assets of the Corporation and its consolidated subsidiaries in a single transaction or series of related transactions (other than a collateral assignment, pledge, mortgage or similar grant of security interest in such assets to a *bona fide* lender);

(ii) the merger or consolidation of the Corporation with or into one or more other corporations or entities in which the stockholders of the Corporation immediately prior to such merger or consolidation own less than a majority of the voting securities of the Corporation immediately following such merger or consolidation; or

(iii) the consummation by the Corporation or its stockholders of any other transaction or series of related transactions (other than an issuance by the Corporation of new shares of its capital stock for cash for the primary purpose of raising capital) in which the stockholders of the Corporation immediately prior to such transaction or series of related transactions own less than a majority of the voting securities of the Corporation immediately following such transaction or series of related transactions.

(c) "Share" means any share of the capital stock of the Corporation or any beneficial interest therein.

(d) "Transfer," when used as a noun, means a sale, gift, transfer, assignment, hypothecation, pledge, encumbrance, abandonment, contribution, distribution, exchange or other disposition (in each case, whether voluntarily or involuntarily and whether by contract, operation of law, testamentary transfer, gift or otherwise) of one or more Shares, or any interest therein; when used as a verb, means the act of effecting any of the foregoing transactions; and when used as any other part of speech shall have correlative meaning.

Section 9.02 Conditions to Transfer Shares.

(a) **Permitted Transfers**. No Transfer may be effected unless each of the following four conditions is satisfied with respect to such Transfer:

(i) the Transfer is one of the following types:

(A) an Exempt Transfer;

(B) a Transfer (other than an Exempt Transfer that is otherwise permitted by this Section 9.02(a)) in which a stockholder (including a stockholder exercising co-sale rights pursuant to Section 9.03) of the Corporation voluntarily sells Shares for consideration that consists solely of cash payable at closing (a "Cash Sale"), as and to the extent permitted by Section 9.03(e);

(C) a Transfer (other than an Exempt Transfer that is otherwise permitted by this Section 9.02(a)) that occurs by operation of law or that is otherwise involuntary, whether upon the death, divorce or bankruptcy of a stockholder or otherwise (an "Involuntary Transfer"), but subject to the purchase rights set forth in Section 9.04; or

(D) a Transfer to the Corporation and/or one or more of its stockholders in consummation of a purchase option in respect of a Cash Sale pursuant to Section 9.03(d) or a purchase right in respect of an Involuntary Transfer pursuant to Section 9.04(d);

(ii) the procedural conditions set forth in Section 9.02(b) have been satisfied with respect to such Transfer;

(iii) the Transfer does not violate any agreement to which the Corporation is a party (whether or not the transferor is a party to such agreement), including any agreement relating to any indebtedness or debt financing of the Corporation, or any agreement to which the transferor is a party or by which the transferor or the Shares subject to the Transfer are bound (whether or not the Corporation is a party to such agreement), in each case after giving effect to any applicable consents or waivers that have been obtained in writing; and

(iv) neither the transferee nor any affiliate of the transferee competes materially with the Corporation or any of its subsidiaries.

(b) **Procedural Conditions**. A Transfer otherwise permitted by Section 9.02(a) shall be valid only if:

(i) with respect to a Family Transfer or an Affiliate Transfer, the transferor delivers to the Corporation a written notice of Transfer (an "Exempt Transfer Notice") that specifies, at a minimum, the name and address of the transferee, the relationship of the transferee to the transferor (sufficient to establish the Transfer as a Family Transfer or an Affiliate Transfer), the number and series or class of Shares subject to the Transfer, the effective date of the Transfer (which must be at least 15 business days after the Exempt Transfer Notice is delivered to the Corporation) and a summary of the other material terms and conditions of the Transfer;

(ii) with respect to a Consent Transfer, the transferor delivers to the Corporation a written request for consent to Transfer (a "Transfer Consent Request") that specifies, at a minimum, the name and address of the transferee, the number and series or class of Shares subject to the Transfer and a summary of the other material terms and conditions of the Transfer (and, if the Transfer is not approved as a Consent Transfer by requisite action of the Board of Directors, the Corporation will forward a copy of the Transfer Consent Request to each holder of Shares other than the transferor);

(iii) the transferor and the transferee execute and deliver to the Corporation such documents and instruments of conveyance as may be reasonably requested by the Corporation to effect and evidence the Transfer and to confirm the agreement of the transferee to be bound by these Bylaws;

(iv) the transferor and the transferee provide to the Corporation the transferee's taxpayer identification number and any other information reasonably requested by the Corporation to permit the Corporation to file all legally required forms, information statements and returns;

(v) if requested by the Corporation, the transferor furnishes to the Corporation an opinion of counsel (which counsel and opinion shall be reasonably satisfactory to the Corporation) that the Transfer (A) will not cause the Corporation to be deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and (B) has either been registered under the Securities Act and any applicable state securities laws or is exempt from all applicable registration requirements and will not violate any applicable laws regulating the offering, sale or transfer of securities; and

(vi) the Corporation is reimbursed by the transferor and/or the transferee for all costs and expenses that the Corporation reasonably incurs in connection with the Transfer.

(c) **Effective Time; Distributions and Allocations**. A Transfer permitted by this Section 9.02 shall be effective and recognized by the Corporation for all purposes (including for determining the recipient of any dividends or distribution in respect of the Transferred Shares) upon receipt by the Corporation of evidence of the satisfaction of all applicable conditions to such Transfer or on such later date as may be specified in the applicable instrument of conveyance delivered to the Corporation pursuant to Section 9.02(b)(iii).

(d) **Non-Compliant Transfers Void**. Any Transfer (or attempted or purported Transfer) that is not permitted by this Section 9.02 shall be void and ineffectual and shall not bind or be recognized by the Corporation or any other party.

Section 9.03 Cash Sale Purchase Options and Co-Sale Rights.

(a) **Cash Sale Notice**. A stockholder of the Corporation wishing to effect a Cash Sale (the "Seller") must deliver to the Corporation a written notice (a "Cash Sale Notice") that specifies, at a minimum, the name and address of the proposed purchaser (the "Third Party Transferee"), the number and class or series of Shares subject to the Cash Sale (the "Offered Shares"), the purchase price per Offered Share (which, if the Offered Shares consist of more than one class or series, shall be separately identified for each such class or series) and a summary of the other material terms and conditions of the Cash Sale. The Cash Sale Notice must be accompanied by a copy of any letter of intent or other document relating to the proposed sale. Upon receipt, the Corporation shall promptly forward a copy of the Cash Sale Notice to each stockholder of the Corporation other than the Seller, together with a summary of such stockholder's rights pursuant to this Section 9.03.

(b) **Cash Sale Purchase Options**. The Corporation and its stockholders (other than the Seller) shall have the right and option, but not the obligation, to purchase all or any portion of the Offered Shares on the same terms and conditions as specified in the Cash Sale Notice (to the extent practicable), subject to the priorities and allocation procedures set forth in this Section 9.03(b).

(i) The Corporation shall have the first option to purchase all or any portion of the Offered Shares, exercisable for a period of 30 days following the Corporation's receipt of the Cash Sale Notice. At the end of such exercise period, the Corporation will promptly provide to each stockholder a written notice specifying the Offered Shares that the Corporation elects to purchase (if any) and the remaining Offered Shares that the Corporation does not elect to purchase (if any) (the "Corporation Election Notice").

(ii) If the Corporation does not elect to purchase all of the Offered Shares, the Corporation's stockholders (other than the Seller) shall have the second option to purchase all or any portion of the Offered Shares that the Corporation has not elected to purchase, exercisable for a period of 30 days following the Corporation's delivery of the Corporation Election Notice. To exercise such option, a stockholder must give the Corporation written notice during such period setting forth the maximum Offered Shares that the stockholder irrevocably commits to purchase. If this option is exercised with respect to more than the available Offered Shares, the available Offered Shares will be allocated among the exercising stockholders on a pro rata basis (based on the relative number of Shares owned by each) with corresponding pro rata overallotment rights to purchase any of such Offered Shares not elected to be purchased by the other stockholders. At the end of such exercise period, the Corporation will promptly provide to each stockholder a written notice specifying the Offered Shares that the Corporation and each stockholder has elected to purchase (if any) and the remaining Offered Shares that the Corporation and the stockholders have not elected to purchase (if any) (the "Stockholders Election Notice").

(c) **Cash Sale Co-Sale Rights**. Any stockholder of the Corporation (other than the Seller) who does not elect to purchase Offered Shares pursuant to Section 9.03(b) shall have the right to participate as a seller (a "Co-Seller") in each sale transaction involving the Offered Shares pursuant to Section 9.03(d) and Section 9.03(e) (whether one or more, the "Cash Sales"). To exercise such right, a Co-Seller must deliver written notice to the Corporation (a "Co-Sale Notice") during the 15 day period (the "Co-Sale Election Period") immediately following the Corporation's delivery of the later of (i) a Corporation Election Notice or a Stockholders Election Notice. A Co-Sale Notice must set forth the number and class or series of Shares that the Co-Seller desires to sell in the Cash Sales. At the end of the Co-Sale Election Period, the Corporation will promptly provide to the Seller, each stockholder that has exercised purchase rights pursuant to Section 9.03(b), if any, and each Co-Seller, if any, a written notice (the "Final Election Notice") stating whether there are any Co-Sellers and, if so, the name of each Co-Seller, the aggregate number of Shares of each class or series owned by each Co-Seller (for purposes of calculating pro rata amounts pursuant to Section 9.03(f)) and the number and class or series of Shares that each Co-Seller desires to sell pursuant to Section 9.03(d) and Section 9.03(e). The Final Election Notice will also state the date of the closing of any Cash Sale to occur pursuant to Section 9.03(d) and a preliminary allocation of the number and class or series of Shares to be purchased and sold by each party in each Cash Sale (assuming that the Third Party Transferee is not willing to purchase additional Shares from the Co-Sellers as contemplated in Section 9.03(e)).

(d) **Closing of Purchase Option Elections**. If the Corporation and/or any of its stockholders have elected to purchase any Offered Shares pursuant to Section 9.03(b), such purchase shall be closed at the Corporation's executive offices on the tenth business day following the last day of the Co-Sale Election Period. If one or more Co-Sellers have elected to participate in the Cash Sales, the number and class or series of Shares to be sold by the Seller and each of the Co-Sellers pursuant to this Section 9.03(d) shall be determined in accordance with Section 9.03(f). At such closing, the purchaser(s) will pay the seller(s) the purchase price for the Shares, based on the applicable per Share price set forth in the Cash Sale Notice, and the seller(s) will endorse and deliver to the purchaser(s) certificate(s) evidencing such Shares. The purchaser(s) will be entitled to receive customary representations and warranties from the seller(s) in connection with the purchase of Shares pursuant to this Section 9.03(d) (but no Co-Seller will be required to make any representations or warranties other than with respect to its Shares or to enter into indemnification or contribution obligations that are joint and several with any other party).

(e) **Transfer of Remaining Offered Shares**. Subject to the conditions specified in Section 9.02 and the co-sale rights of the Co-Sellers provided in this Section 9.03(e), the Seller may Transfer any Offered Shares that are not purchased by the Corporation and/or the stockholders pursuant to Section 9.03(d) (the "Remaining Offered Shares") to the Third Party Transferee, at the price and on the terms specified in the Cash Sale Notice, during the 90 day period immediately following the closing of the sale of Offered Shares pursuant to Section 9.03(d) or, if the Corporation and the stockholders did not elect to purchase any Offered Shares, during the 90 day period immediately following the delivery of the Final Election Notice (the "Permitted Sale Period"). If one or more Co-Sellers have elected to participate in the Cash Sales, the Seller will use commercially reasonable efforts to arrange for the Third Party Transferee to purchase the Shares of the Co-Sellers specified in their respective Co-Sale Notices (other than Shares sold by a Co-Seller pursuant to Section 9.03(d)) in addition to the Remaining Offered Shares of the Seller. If the Third Party Transferee is unwilling to purchase all of such Shares, then the number and class or series of Shares to be sold by the Seller and each of the Co-Sellers pursuant to this Section 9.03(e) shall be determined in accordance with Section 9.03(f). Except as otherwise provided in Section 9.03(f), the Seller and the Co-Sellers shall consummate the sale of their respective Shares to the Third Party Transferee in accordance with the terms and conditions specified in the Cash Sale Notice (but no Co-Seller will be required to make any representations or warranties other than with respect to its Shares or to enter into indemnification or contribution obligations that are joint and several with any other party). Any Remaining Offered Shares that are not Transferred in accordance with this Section 9.03(e) during the Permitted Sale Period must be retained by the Seller and may not be Transferred thereafter without compliance de novo with the provisions of Section 9.02 and, if applicable, this Section 9.03.

(f) **Determination and Allocation of Co-Sale Shares.**

(i) Subject to the other provisions of this Section 9.03(f), the aggregate number of Shares to be sold in a Cash Sale (the "Available Shares"), when less than the aggregate number of Shares desired to be sold by the Seller and the Co-Sellers, shall be allocated among the Seller and the Co-Sellers as follows: (A) each Co-Seller shall be allocated their pro rata share of the Available Shares (with pro rata share based on the relative number of Shares held by the Seller and each of the Co-Sellers); provided, however, that if any Co-Seller elects to sell less than their pro rata share of the Available Shares to be allocated (a "Limited Co-Seller"), (1) each Limited Co-Seller shall be allocated only the number of Shares that they have elected and (2) each Co-Seller that is not a Limited Co-Seller shall be allocated their pro rata share of the Available Shares that have not been allocated to the Limited Co-Sellers (with pro rata share based on the relative number of Shares held by the Seller and each of the Co-Sellers that are not Limited Co-Sellers), with this proviso applied ad infinitum as applicable, and (B) the remaining Available Shares shall be allocated to the Seller. For purposes of allocating Available Shares under Section 9.03(e), each Co-Seller's election shall be reduced by the number of Shares sold by such Co-Seller pursuant to Section 9.03(d).

(ii) If the Third Party Transferee refuses to consummate a Cash Sale pursuant to Section 9.03(e) with the participation of the Co-Sellers, the Seller shall alone consummate the transaction with the Third Party Transferee but shall simultaneously purchase from each Co-Seller the number of Shares that such Co-Seller was entitled to sell in the transaction for a purchase price equal to the net sale proceeds received by the Seller multiplied by a fraction, the numerator of which is the number of Shares purchased by the Seller from the Co-Seller and the denominator of which is the number of Shares sold by the Seller to the Third Party Transferee.

Section 9.04 Involuntary Transfer Purchase Rights.

(a) **Involuntary Transfer Notice**. In the event of an Involuntary Transfer, the transferor (or the transferor's personal representative) and the transferee must deliver to the Corporation at the earliest practicable time a written notice (an "Involuntary Transfer Notice") that specifies, at a minimum, the name of the transferor, the name and address of the transferee, the number and class or series of Shares subject to the Involuntary Transfer (the "Subject Shares"), the date of the Involuntary Transfer and a summary of the circumstances and material terms of the Involuntary Transfer.

(b) **Involuntary Transfer Purchase Right**. Upon receipt of the Involuntary Transfer Notice (or otherwise becoming aware of the occurrence of an Involuntary Transfer), the Corporation shall have the right (but not the obligation) to purchase all (or any lesser portion as the Corporation may elect) of the Subject Shares at the Involuntary Transfer Purchase Price (the "Involuntary Transfer Purchase Right"). The Corporation will be entitled to exercise the Involuntary Transfer Purchase Right at any time during the period (the "Involuntary Transfer Purchase Period") beginning on the date that the Involuntary Transfer Notice is given to the Corporation (or on such earlier date on which the Corporation first becomes aware of the Involuntary Transfer) and ending on the 90th day after the date that the Involuntary Transfer Notice is given to the Corporation.

(c) **Involuntary Transfer Purchase Price**. The purchase price payable for each Subject Share (the "Involuntary Transfer Purchase Price") shall equal the Third Party Valuation Amount of such Subject Share as of the date of the Involuntary Transfer. "Third Party Valuation Amount" means, with respect to a Share of any class or series, the amount that would be distributable in respect of such Share if (i) the assets of the Corporation as a going concern were sold in an orderly transaction designed to maximize proceeds therefrom, (ii) the

Corporation immediately paid all Corporation liabilities and amounts (such as legal fees and customary closing costs) that would normally be incurred by the Corporation if the assets of the Corporation were sold in such a transaction and (iii) the net proceeds from such a transaction were then distributed in a liquidation of the Corporation in accordance with the Certificate of Incorporation. The Third Party Valuation Amount shall be determined by a nationally recognized appraisal company, consulting firm, investment bank, accounting firm or financial institution with no prior professional relationship with the Corporation that is selected in good faith by the Board of Directors. All costs and expenses incurred in connection with determining the Third Party Valuation Amount shall be initially borne by the Corporation; provided, however, that if at least 50% of the Subject Shares specified in the Involuntary Transfer Notice are purchased pursuant to Section 9.04(d), the Corporation shall be reimbursed for 50% of such costs and expenses from the purchase price otherwise payable at the closing pursuant to Section 9.04(d).

(d) **Exercise of Involuntary Transfer Purchase Right**. To exercise the Involuntary Transfer Purchase Right, the Corporation must give written notice of exercise (the "Involuntary Transfer Purchase Notice") during the Involuntary Transfer Purchase Period to the holder of the Subject Shares. The Involuntary Transfer Purchase Notice must specify the Subject Shares that the Corporation is electing to acquire and the Involuntary Transfer Purchase Price determined in accordance with Section 9.04(c). Failure of the Corporation to deliver an Involuntary Transfer Purchase Notice during the Involuntary Transfer Purchase Period will be deemed a waiver of the Corporation's Involuntary Transfer Purchase Right with respect to the applicable Involuntary Transfer. The purchase of the Subject Shares specified in the Involuntary Transfer Purchase Notice shall be closed at the Corporation's executive offices on the 10th business day after the Corporation delivers the Involuntary Transfer Purchase Notice. At the closing, the Corporation will pay the Involuntary Transfer Purchase Price to the holder of the purchased Subject Shares, and such holder will endorse and deliver the certificate(s) evidencing such Subject Shares to the Corporation. The Corporation will be entitled to receive customary representations and warranties from the holder of the Subject Shares in connection with the purchase of the Subject Shares pursuant to this Section 9.04(d).

Section 9.05 Approved Sale.

(a) **Generally**. If a Sale of the Corporation that satisfies the conditions specified in Section 9.05(b) and Section 9.05(c) is approved by the Board of Directors (an "Approved Sale"), each stockholder shall cooperate fully with the Corporation, the purchasers and the other stockholders to consummate the Approved Sale at the earliest practicable time on the terms approved by the Board of Directors. Without limiting the generality of the foregoing, each stockholder shall (i) vote for the Approved Sale at any meeting of the stockholders of the Corporation or execute a written consent in lieu of such meeting to consent to and approve the Approved Sale, (ii) waive any dissenters' rights, appraisal rights or other similar rights that may be applicable to the Approved Sale and otherwise assert no objections to the Approved Sale or the process by which the Approved Sale was arranged and (iii) execute and deliver all documents and instruments (including any purchase, redemption, merger, recapitalization or other similar agreement approved by the Board of Directors and any stock certificate, stock power, assignment or other conveyance document) and take all other actions that are necessary or reasonably requested by the Corporation to cause the consummation of the Approved Sale at the earliest practicable time on the terms approved by the Board of Directors.

(b) **Allocation of Consideration**. The consideration payable in connection with the Approved Sale and available for distribution to the stockholders of the Corporation (subject to any holdback, escrow or similar arrangements) shall be allocated in accordance with the liquidation provisions set forth in the Certificate of Incorporation. All holders of a particular class or series of capital stock of the Corporation shall receive the same form of consideration per share or, if holders of a particular class or series of capital stock are given an option as to the form of consideration to be received, all holders of such class or series shall be given the same option.

(c) **Allocation of Liability**. In connection with the Approved Sale, each stockholder may be required to (and shall, to the extent so required) make customary representations and warranties, agree to customary covenants (including in respect of confidentiality, non-solicitation and non-competition) and be liable severally (in proportion to the stockholder's *pro rata* share of the proceeds from the Approved Sale), and not jointly, for any indemnification obligations of the Corporation and/or the stockholders (whether pursuant to the definitive acquisition agreement, a contribution agreement or as otherwise specified by the Board of Directors); provided, however, that (i) no stockholder shall be required to bear any liability for indemnification obligations that relate to another stockholder individually (such as indemnification for any breach of representations and warranties regarding such other stockholder's ownership of Shares or any breach by such other stockholder of its individual covenants) and (ii) the amount of each stockholder's indemnification obligation may not exceed the aggregate consideration received by such stockholder in respect of the Approved Sale.

(d) **Purchaser Representative**. If the Corporation enters into any negotiation or transaction for which Rule 506 promulgated by the Securities and Exchange Commission (the "SEC") (or any similar rule then in effect) may be available, each stockholder that is not an "accredited investor" (within the meaning of Rule 501(a) promulgated by the SEC) will, at the request of the Corporation, appoint a purchaser representative (as such term is defined in Rule 501 promulgated by the SEC). If the purchaser representative is approved by the Board of Directors, the Corporation will pay the fees of such purchaser representative.

(e) **Expenses**. Each stockholder will bear his, her or its *pro rata* share (based on the relative amount of proceeds received by each stockholder from the Approved Sale) of the reasonable costs and expenses reasonably incurred by the Corporation and the stockholders in connection with negotiating, documenting and consummating the Approved Sale (but only if the Approved Sale is actually consummated).

(f) **Non-Compliance**. If any stockholder (a "Non-Complying Stockholder") fails to deliver any certificate(s) representing Shares to be transferred pursuant to an Approved Sale, either the Corporation or the acquirer in the Approved Sale may, at its option, in addition to all other remedies it may have, deposit the purchase price for such Shares with any national bank or trust company having combined capital, surplus and undivided profits in excess of $100,000,000 and that has agreed to act as escrow agent in the manner contemplated by this Section 9.05. Upon such deposit, the Corporation will cancel the certificate(s) representing such Shares and all of the Non-Complying Stockholder's rights in and to such Shares will terminate. If the Approved Sale provided for the transfer of such Shares to any person or entity other than the Corporation, the Corporation will also issue, in lieu of such cancelled certificate(s), a new certificate representing such Shares in the name of such other person or entity. Thereafter, upon delivery to the Corporation by such Non-Complying Stockholder of the certificate(s) representing such Shares (duly endorsed for transfer (or with stock powers or other appropriate instruments of transfer duly endorsed), with signature guaranteed, free and clear of any liens or encumbrances, and with all applicable stock transfer tax stamps affixed), the Corporation will instruct the escrow agent to deliver the purchase price (without interest) to such Non-Complying Stockholder.

Sections 9.01 through 9.06 of this Article IX shall terminate upon an IPO.

Section 9.07 "Market Stand-off" Agreement. Each stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Corporation for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act of 1933, as amended, on a registration statement on Form S-1, and ending on the date specified by the Corporation and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Corporation or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 9.07 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the stockholders only if all officers and directors are subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 9.07 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 9.07 or that are necessary to give further effect thereto.